As filed with the Securities and Exchange Commission on September 3, 2003

Registration No. 333-107533

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
Form F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

(Exact Name of Registrant as Specified in Its Charter)

National Electricity Company of Chile

(Translation of Registrant's name into English)

Chile	4911	None
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Santa Rosa 76
Santiago, Chile
(56) (2) 630-9000

(Address, Including Zip Code, and Telephone Number Including Area Code, of Registrant's Principal Executive Offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8600

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Nicholas Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450-4950

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
8.350% Exchange Notes due 2013	$400,000,000	100%	$400,000,000	$32,360
8.625% Exchange Notes due 2015	$200,000,000	100%	$200,000,000	$16,180
Total	$600,000,000	—	$600,000,000	$48,540

(1)	The notes are being offered (i) in exchange for 8.350% Notes due 2013 and 8.625% Notes due 2015 previously sold in transactions exempt from registration under the Securities Act of 1933 and (ii) upon certain resales of the notes by broker-dealers. The registration fee was computed based on the total face value of the 8.350% Notes due 2013 and 8.625% Notes due 2015 solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.
(2)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Empresa Nacional de Electricidad S.A.
acting through its Cayman Islands branch

Offer to exchange all of our outstanding unregistered
US$400,000,000 8.350% notes due 2013 and
US$200,000,000 8.625% notes due 2015

for

US$400,000,000 8.350% notes due 2013 and
US$200,000,000 8.625% notes due 2015
which have been registered under the Securities Act of 1933

Principal Terms of the Exchange Offer

•	We are offering to exchange the notes that we sold previously in a private offering for new SEC-registered notes.
•	The terms of the new notes are identical to the terms of the old notes, except for the transfer restrictions and registration rights relating to the outstanding old notes, which do not apply to the new notes.
•	The exchange offer will expire at 5:00 p.m., New York City time, on October 2, 2003 unless we extend it.
•	We will exchange all old notes that are validly tendered and not validly withdrawn.
•	We will pay the expenses of the exchange offer.
•	You may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.
•	Application has been made to list the new notes on the Luxembourg Stock Exchange.
•	We will not receive any proceeds from the exchange offer.
•	No dealer-manager is being used in connection with the exchange offer.
•	The exchange of old notes for new notes will not be a taxable exchange for U.S. federal income tax purposes.

You should carefully review "Risk Factors" beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

September 3, 2003

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to "Endesa-Chile," the "Company," "we," "our," "ours," "us" or similar terms refer to Empresa Nacional de Electricidad S.A. together with its subsidiaries. In this prospectus we refer to the Securities Act of 1933 as the "Securities Act."

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are offering the new notes only in jurisdictions where offers are permitted. This prospectus does not constitute an offer or solicitation to exchange any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer.

This prospectus has been prepared by us solely for use in connection with the exchange offer. You must (1) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this prospectus and the exchange offer and (2) obtain any consent, approval or permission required to be obtained by you for participating in the exchange offer under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you participate in the exchange offer; we shall not have any responsibility for obtaining any such consent, approval or permission.

See "Risk Factors" immediately following the summary of this prospectus for a description of certain factors relating to the exchange offer. We make no representation to you regarding the legality of the exchange offer.

Application has been made to list the new notes on the Luxembourg Stock Exchange.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" information contained in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC, to the extent that we identify such information as being incorporated by reference into this prospectus, will automatically update and supersede this information. Information set forth or incorporated by reference in this prospectus supersedes any previously filed or furnished information that is incorporated by reference into this prospectus to the extent inconsistent with that previously filed or furnished information. We incorporate by reference into this prospectus the following information and documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2002, dated June 30, 2003, which we refer to in this prospectus as the "2002 Form 20-F";
•	our current report on Form 6-K, submitted to the SEC on September 3, 2003; and
•	any future filings on Form 20-F we make under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the exchange offer, and any future submissions on Form 6-K during this period that are identified as being incorporated into this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address and phone number or at the office of our Luxembourg paying agent and transfer agent at the address listed on the back cover of this prospectus:

Investor Relations
Empresa Nacional de Electricidad S.A.
Santa Rosa 76
Santiago, Chile
(56) (2) 630-9000

To obtain timely delivery before the expiration of the exchange offer, note holders must request this information no later than September 25, 2003, which is five business days prior to the expiration of the exchange offer.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information. We are offering to exchange the old notes for new notes only in jurisdictions where offers and sales are permitted.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these informational and reporting requirements, we file or furnish reports and other information with the SEC. We file annual reports on Form 20-F, which include annual audited consolidated financial statements prepared in accordance with the accounting principles generally accepted in Chile ("Chilean GAAP"), accompanied by a reconciliation to the accounting principles generally accepted in the United States ("U.S. GAAP"), and furnish reports on Form 6-K containing our quarterly unaudited consolidated financial statements prepared in accordance with Chilean GAAP and certain other information. You may read and copy the reports and other information we file at the Public Reference Room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 233 Broadway, New York, New York 10279 and 475 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You may obtain information on the operation of the Public Reference Room by calling the SEC at telephone number 1-800-SEC-0330. You may request copies of these documents by writing to the SEC and paying a duplicating charge. In addition, you may inspect such reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our American Depositary Shares, representing the shares of our common stock, are listed. In addition, the SEC maintains a Web site that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov. You may also read and copy such reports and other information about us by contacting the offices of our Luxembourg paying agent, registrar and transfer agent, J.P. Morgan Bank Luxembourg S.A., at 5, rue Plaetis, L-2338 Luxembourg, The Grand Duchy of Luxembourg.

We will furnish to JPMorgan Chase Bank, the trustee for the new notes, within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file as a "foreign private issuer" (as defined in Rule 3b-4 of the General Rules and Regulations under the Exchange Act) with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if we are not required to file information, documents or reports pursuant to either of these Sections, then we will file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, any of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security of a foreign private issuer listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations. We will, at the specified office of the paying agent in Luxembourg, also provide, without charge, to any person, a copy of any or all of the documents referenced herein.

We will comply with any undertakings given by us from time to time to the Luxembourg Stock Exchange in connection with the new notes and we will furnish to the Luxembourg Stock Exchange all such information as the rules of the Luxembourg Stock Exchange may require in connection with the listing of the notes.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation (sociedad anónima abierta) organized under the laws of Chile. All of our directors and executive officers and certain experts named in this prospectus reside outside the United States (principally in Chile and Spain) and substantially all of the assets of the company and of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on, or bring actions or enforce foreign judgments against us or these persons in U.S. courts.

In addition, no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. There is also doubt as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Chilean courts, however, have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the U.S. judgment in order to ascertain whether certain basic principles of due process and public policy have been respected, without reviewing the merits of the subject matter of the case. Lastly, we have been advised by Carlos Martin that there is doubt as to the enforceability in original actions in Chilean courts of liabilities predicated solely upon U.S. federal securities laws.

We have appointed CT Corporation System as our authorized agent upon which process may be served in any action which may be instituted in any United States federal or state court having subject matter jurisdiction in the Borough of Manhattan, The City of New York, New York arising out of or based upon the indenture governing the exchange offer and the new notes. See "Description of the Notes."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that are or may constitute forward-looking statements. These statements appear throughout this prospectus and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;
•	our Financial Strengthening Plan;
•	trends affecting our financial condition or results of operations;
•	our dividend policy;
•	the future impact of competition and regulation;
•	political and economic conditions in the countries in which we or our equity affiliates operate or may operate in the future;

•	any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and
•	other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory environment in one or more of the countries in which we operate;
•	our ability to implement proposed capital expenditures, including our ability to arrange financing when required;
•	the nature and extent of future competition in our principal markets;
•	political, economic and demographic developments in the emerging market countries of Latin America where we conduct our business; and
•	the factors discussed below under "Risk Factors" beginning on page 16.

You should not place undue reliance on such statements, which speak only as of the date of this prospectus. Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this prospectus to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

In this prospectus, unless otherwise specified, references to "dollars," "U.S. dollars," "$" or "US$" are to United States dollars; references to "Ch$" or "pesos" are to Chilean pesos, the legal currency of Chile; references to "Ar$" or "Argentine pesos" are to Argentine pesos, the legal currency of Argentina; references to "R$," "reals" or "reais" are to Brazilian reals, the legal currency of Brazil, references to "soles" are to Peruvian soles, the legal currency of Peru; references to "CPs" or "Colombian pesos" are to Colombian pesos, the legal currency of Colombia; and references to "UF" are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month's inflation rate. As of December 31, 2002, 1 UF was equivalent to Ch$16,744.12. As of June 30, 2003, one UF was equivalent to Ch$16,959.67. The U.S. dollar equivalent of 1 UF was US$23.30 for December 31, 2002 and US$24.26 for June 30, 2003, using the Observed Exchange Rate reported by the Banco Central de Chile (the "Chilean Central Bank" or the "Central Bank") for December 31, 2002 of Ch$718.61 per US$1.00 and for June 30, 2003 of Ch$699.12 per US$1.00.

The audited consolidated financial statements of Endesa-Chile, and, unless otherwise indicated, other financial information concerning Endesa-Chile included or incorporated by reference herein are presented in constant Chilean pesos in conformity with Chilean GAAP and the rules of the Superintendencia de Valores y Seguros ("SVS"). Data expressed in Chilean pesos for all periods in our audited consolidated financial statements for the three fiscal years ended December 31, 2002 are expressed in constant Chilean pesos as of December 31, 2002. See Note 2(b) to the audited consolidated financial statements. Data expressed in Chilean pesos for all periods in our unaudited interim financial statements for the three months ended March 31, 2003 and March 31, 2002 are expressed in constant Chilean pesos as of March 31, 2003 and for the six months ended June 30, 2003 and June 30, 2002 in constant Chilean pesos as of June 30, 2003. The change in the official consumer price index of the Chilean Instituto Nacional de Estadisticas (National Institute of Statistics), which is the inflation index applicable for the restatement of financial information, during the three months ended March 31, 2003, was 2.1%. For Chilean accounting purposes, inflation adjustments are calculated based upon a "one-month lag" convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or "Chilean CPI"). The Chilean CPI is published by Chile's Instituto Nacional de Estadisticas. For example, the inflation adjustment applicable for the 2002 calendar year would be the percentage change between the November 2001 Chilean CPI and the November 2002 Chilean CPI. Chilean GAAP as applied to the Company differs in certain important respects from U.S. GAAP. See Note 34 to the audited consolidated financial statements stated in our Form 2002 20-F for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to Endesa-Chile and a reconciliation to U.S. GAAP of net income and stockholders' equity for the period and as of the dates indicated. Certain amounts may not add up due to rounding.

For the purposes of Chilean GAAP, we consolidate the results of operations of a company defined as a "subsidiary" in Law No. 18,046. In order to consolidate a company, we must satisfy, in general, one of two criteria.

We must either:

•	control, directly or indirectly, more than a 50% voting interest in such company; or
•	nominate or have the power to nominate a majority of the board of directors of such company if we control 50% or less of the voting interest of such company.

We consolidate all our operational Chilean subsidiaries. In Argentina, we consolidate the hydroelectric company Hidroeléctrica El Chocón S.A. ("El Chocón") and the thermoelectric company Central Costanera S.A. ("Costanera"). In Colombia, we consolidate the generation companies Hidroeléctrica Betania S.A. ("Betania") and Emgesa S.A. E.S.P. ("Emgesa"). We also consolidate the hydroelectric company Centrais Elétricas Cachoeira Dourada S.A. ("Cachoeira Dourada") in Brazil and the generation company Edegel S.A. ("Edegel") in Peru. Due to consolidating adjustments, financial data reported by us relating to our consolidated subsidiaries may be materially different from that reported by our consolidated subsidiaries on a stand-alone basis.

For the convenience of the reader, this prospectus contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in "Item 3. Key Information—A. Selected Financial Data—Exchange Rates" in our 2002 Form 20-F. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this prospectus could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at such rate or at any other rate. See "Item 3. Key Information—A. Selected Financial Data—Exchange Rates" in our 2002 Form 20-F.

TECHNICAL TERMS

In this prospectus, references to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively, references to "MW" and "MWh" are to megawatts and megawatt hours, respectively, references to "kW" and "kWh" are to kilowatts and kilowatt-hours, respectively, and references to "kV" are to kilovolts. Unless otherwise indicated, statistics provided throughout this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators. Statistics relating to our production do not include electricity consumed by us.

Energy losses are calculated on a rolling twelve-month basis by:

•	subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a given twelve-month period; and
•	calculating the percentage that the resulting quantity bears to the aggregate number of GWh of energy purchased and self-generated within the same twelve-month period.

CALCULATION OF ECONOMIC INTEREST

Except in our financial statements, and unless otherwise specified, references to our percentage interest in a subsidiary or equity affiliate refer to our level of economic interest in that subsidiary or affiliate. Our economic interest in a subsidiary or equity affiliate is calculated by multiplying our percentage ownership interest in a directly held subsidiary or equity affiliate by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or equity affiliate. For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an equity affiliate, our economic ownership interest in that equity affiliate would be 24%.

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Before making an decision to participate in the exchange offer, you should read this entire prospectus, including the section entitled "Risk Factors," our 2002 Form 20-F, including our audited consolidated financial statements and the notes thereto, and our current report on Form 6-K filed on September 3, 2003.

THE EXCHANGE OFFER

Securities Offered	We are offering up to US$400,000,000 aggregate principal amount of 8.350% notes due 2013 and up to US$200,000,000 aggregate principal amount of 8.625% notes due 2015, which have been registered under the Securities Act.

The Exchange Offer	We are offering to issue the new 8.350% notes due 2013 for a like principal amount of unregistered old 8.350% notes due 2013. We are offering to issue the new 8.625% notes due 2015 for a like principal amount of unregistered old 8.625% notes due 2015. We are offering to issue the new notes to satisfy our obligations contained in the Registration Rights Agreement entered into when the old notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see "The Exchange Offer."

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on October 2, 2003 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to 5:00 p.m. New York City time on October 2, 2003. If we decide for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.

Taxation	Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for United States federal income tax purposes. See the section of this prospectus entitled "Taxation" for further details.

Use of Proceeds	We will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent	JPMorgan Chase Bank is the exchange agent for the exchange offer. You can find the address and telephone number for JPMorgan Chase Bank on the inside of the back cover of this prospectus.

Information Agent	D. F. King & Co., Inc. is serving as the information agent for the exchange offer. You can find the address and telephone number for D. F. King and Co., Inc. on the inside of the back cover of this prospectus.

Failure to Tender Your Old Notes	If you fail to tender your old notes in the exchange offer, you will not have any further rights under the Registration Rights Agreement, including any right to require us to register your old notes or to pay you additional interest.

You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below.

Based on interpretations by the SEC's staff in no-action letters issued to third parties, we believe that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving notes for your own account, so long as:

•	you are not one of our "affiliates", which is defined in Rule 405 of the Securities Act;
•	you acquire the new notes in the ordinary course of your business;
•	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and
•	you are not engaged in, and do not intend to engage in, a distribution of the new notes.

If you are an affiliate of Endesa-Chile, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you (1) should not rely on the position of the SEC's staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new notes for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the new notes;
•	you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act; and
•	for 90 days following the expiration date of the exchange offer you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

For a period of 90 days following the expiration date of the exchange offer, participating broker-dealers will be entitled to use this prospectus in connection with the resale of new notes, subject to our right to suspend the use of this prospectus if any event occurs while the registration statement for this exchange offer is effective that would make any statement made in the registration statement or this prospectus untrue in any material respect or which would require us to make any changes in the registration statement or prospectus in order to make any statement contained in either of these documents not misleading.

SUMMARY DESCRIPTION OF THE NOTES

The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to old notes do not apply to the new notes.

Issuer	Empresa Nacional de Electricidad S.A., acting through its Cayman Islands branch.

Notes	US$400,000,000 aggregate principal amount of 8.350% notes due 2013; and

US$200,000,000 aggregate principal amount of 8.625% notes due 2015.

Interest Rates	2013 Notes: 8.350% per year.

2015 Notes: 8.625% per year.

Maturity	The 2013 notes will mature on August 1, 2013.

The 2015 notes will mature on August 1, 2015.

Interest Payment Dates	February 1 and August 1 of each year, commencing February 1, 2004.

Redemption Price at Maturity	2013 Notes: 100%.

2015 Notes: 100%.

Sinking Fund	None.

Book Entry System and Form and Denomination of the Notes	The notes of each series will be issued only in fully registered form, without coupons, in the form of one or more global notes in denominations of US$1,000 and integral multiples thereof. Securities entitlements in the global notes will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by the Depository Trust Company ("DTC") and its participants, including Euroclear and Clearstream. The notes will not be issued in definitive form except under certain limited circumstances described herein. See "Description of the Notes—Book-Entry System; Delivery and Form."

Optional Tax Redemption	The notes are redeemable at our option in whole (but not in part), at any time, at the principal amount thereof plus accrued and unpaid interest and any additional amounts due thereon if the laws or regulations affecting taxes in the Republic of Chile or in the Cayman Islands change in certain respects. See "Description of the Notes—Redemption for Taxation Reasons" and "Taxation—Chilean Taxation" and "Taxation—Cayman Islands Taxation."

Ranking of the Notes	The notes will be our direct, unsecured and unconditional general obligations and will, other than with respect to obligations granted preferential treatment pursuant to the laws of Chile, rank at least equally among themselves and at least equally in right of payment with all of our other present and future unsecured and unsubordinated obligations.

We conduct a substantial part of our operations through our subsidiaries. The notes will effectively rank junior to any indebtedness and obligations (including trade payables) of our subsidiaries to the extent of the assets of such subsidiaries. The notes will also rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. At March 31, 2003, Endesa-Chile, on a stand-alone basis, had Ch$1,419 billion (US$1,940 million) of outstanding indebtedness, none of which was secured, and our consolidated subsidiaries had aggregate indebtedness of Ch$1,637 billion (US$2,237 million) outstanding (excluding indebtedness owed to us and to other subsidiaries), including approximately Ch$263.3 billion (US$360 million) of indebtedness secured by liens or other security interests in assets of our subsidiaries.

At March 31, 2003, we guaranteed approximately Ch$1,358 billion (US$1,856 million) of outstanding subsidiary debt of which Ch$894.3 billion (US$1,222 million) corresponds to amounts Endesa-Chile guarantees for its wholly owned finance subsidiary, Endesa-Chile Internacional. As of March 31, 2003 the only outstanding Endesa-Chile indebtedness guaranteed by its subsidiaries was US$743 million of our indebtedness under the Endesa-Chile Facility. The Indenture for the notes contains no restrictions on the amount of additional indebtedness that may be incurred by us or our subsidiaries; however, as set forth under "Description of the Notes—Certain Covenants of Endesa-Chile," the Indenture contains certain restrictions on our ability and the ability of our subsidiaries to incur secured indebtedness. Our ability to make payments with respect to the notes is dependent in part upon the receipt of distributions, dividends, interest or other amounts from our subsidiaries and equity investees. See "Risk Factors—We depend in part on payments from our subsidiaries to meet our payment obligations."

Indenture	The notes will be issued under an Indenture, dated as of January 1, 1997 (the "Indenture"), between us, acting through our Cayman Islands branch and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee. See "Description of the Notes."

Covenants	The Indenture contains, among others, a limitation on liens covenant and a limitation on sale and transactions covenant.

Use of Proceeds	We will not receive any proceeds from the exchange of new notes for old notes.

Withholding Tax	Under current Chilean and Cayman Islands laws and regulations, payments of interest to a holder of the notes by Endesa-Chile's Cayman Islands branch generally will not be subject to Chilean or Cayman Islands withholding tax. However, if payments of interest to a holder of the notes become subject to Chilean or Cayman Islands withholding tax then, subject to certain exceptions, we will pay additional amounts so that the amount received by the holder that is not a resident of Chile, after Chilean or Cayman Islands withholding tax, will equal the amount that would have been received if no such taxes had been applicable. For a discussion of the tax consequences of, and limitations on, the payment of additional amounts with respect to any withholding taxes, see "Description of the Notes—Payment of Additional Amounts", "Taxation—Chilean Taxation" and "Taxation—Cayman Islands Taxation."

Listing	Application has been made to list the notes on the Luxembourg Stock Exchange. The notes will not otherwise be listed on any national security exchange.

Governing Law	The Indenture and the notes will be governed by, and will be construed in accordance with, the laws of the State of New York, without giving effect to applicable conflict of laws principles.

OUR COMPANY

Summary Of Endesa-Chile And Our Business

Endesa-Chile is the largest non-government-owned electricity generation company in Latin America and the largest of all electricity generation companies in Chile. We have operations in Chile, Argentina, Brazil, Colombia and Peru.

As of March 31, 2003, we had consolidated assets of Ch$6,658 billion (US$9.1 billion). For the three months ended March 31, 2003, we had consolidated revenues of Ch$246 billion (US$336 million) and a net income of Ch$24.0 billion (US$33 million). All U.S. dollar amounts were translated using the Observed Exchange Rate for March 31, 2003 of Ch$731.56 per US$1.00.

We own and operate 20 generation facilities in Chile with an aggregate installed capacity as of March 31, 2003 of 3,935 MW. We accounted for approximately 39% of Chile's total installed capacity as of March 31, 2003 and our electricity production of 4,574 GWh in the first quarter of 2003, accounted for approximately 37% of all electricity production in Chile. As of March 31, 2003, 19 of the generation facilities owned and operated by us in Chile were connected to the Sistema Interconectado Central, or the SIC, with the remaining generation facility located in the Sistema Interconectado del Norte Grande, or the SING, which provides electricity to the northern mining regions of Chile. Thirteen of our 20 generation plants in Chile are hydroelectric, with a total installed capacity of 2,899 MW as of March 31, 2003. The remaining seven are coal, oil or gas-fired thermal plants with an installed capacity of 1,036 MW as of March 31, 2003. As a consequence of asset divestitures since March 31, 2003, our aggregate installed capacity in Chile is 3,763 MW as of the date of this prospectus, of which 72.5% is hydroelectric and the remainder thermal.

As of March 31, 2003, we also have interests in 22 generation facilities outside Chile with an aggregate installed capacity of 8,018 MW as of March 31, 2003. We entered the electricity industry in Argentina in 1992, Peru in 1995, Colombia in 1996 and Brazil in 1997.

Operations By Country

Chile.    We, directly and through our subsidiaries Empresa Eléctrica Pehuenche S.A. ("Pehuenche"), Empresa Eléctrica Pangue S.A. ("Pangue") and Compania Electrica San Isidro S.A. ("San Isidro"), are the principal electricity generator in the SIC, accounting for 3,752 MW, or 54% of the total installed capacity in the SIC, and 4,339 GWh, or 55% of total energy sales in the SIC in the first three months of 2003. Through our subsidiary Compañía Eléctrica Tarapacá S.A. ("Celta") and our 50%-owned equity-affiliate Gas Atacama Generación Limitada, we participate in the SING, accounting for 922 MW, or 25% of total installed capacity, and 931 GWh, or 35% of total energy sales in the SING in the first quarter of 2003. The SIC and the SING are the two major systems of the four into which the Chilean electricity system is divided.

Argentina.    Through our subsidiaries Costanera S.A ("Costanera") and Hidroeléctrica El Chocón S.A.("El Chocón"), we are one of the principal generators in Argentina, accounting for 16% of total installed capacity and 11% of total energy sales in Argentina in the first three months of 2003. Costanera is an electricity generation company with a 2,302 MW installed capacity oil- and gas-fired generation facility in Buenos Aires and sold 883 GWh of energy in the first quarter of 2003. El Chocón is an electricity generation company that has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity and 1,153 GWh of energy sales in the first quarter of 2003. Total installed capacity in Argentina at March 31, 2003 was 22,838 MW, of which approximately 57% corresponded to thermal generation.

Brazil.    We have a small participation in the Brazilian market through our subsidiary Centrais Elétricas Cachoeira Dourada S.A. ("Cachoeira Dourada"), accounting for approximately 1% of Brazil's total installed capacity and which sold 758 GWh of energy in the first quarter of 2003 or 1% of total energy sales in Brazil in that period. We have also, through our 45%-owned equity affiliate, Companhia de Interconexão Energética S.A. ("CIEN"), participated in a 2,000 MW interconnection project between

Argentina and Brazil which is being used in connection with sales to Brazilian customers by our Argentine subsidiary, Costanera. Total installed capacity in Brazil at March 31, 2003 was 76,140 MW, of which 84% was hydroelectric and 16% thermal and nuclear.

Colombia.    Our operations in Colombia consist of our subsidiary Central Hidroeléctrica de Betania S.A. E.S.P. ("Betania") which has a 540 MW hydroelectric facility south of Bogota, and our 22.4% owned equity affiliate Emgesa, S.A. ("Emgesa") which has a 2,192 MW facility located in the Huila region. Betania accounted for approximately 4% of the total installed capacity in the Colombian system and 326 GWh, or 2% of total energy sales for the three months ended March 31, 2003. Emgesa is the largest electricity generator in Colombia, accounting for approximately 16% of the total installed capacity in Colombia as of March 31, 2003 and sales of 2,875 GWh in the first quarter of 2003, or 17% of the system. Approximately 93% of installed capacity in Colombia is hydroelectric.

Peru.    In Peru, through our subsidiary Edegel S.A.A. ("Edegel"), we accounted for 23% of total installed capacity and sold 1,312 GWh, or 26% of total energy sales in the first three months of 2003. Edegel is the largest privately owned electricity generation company in Peru. The installed capacity in Peru as of March 31, 2003 was 4,400 MW.

Ownership Structure

ENERSIS S.A. ("Enersis"), a holding company engaged in generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this prospectus 60.0% of our outstanding capital stock. ENDESA, S.A. ("Endesa-Spain"), the largest electricity generation and distribution company in Spain, owned a 65.1% beneficial interest in Enersis as of the date of our prospectus.

Enersis' Capital Increase

On March 31, 2003, at an Extraordinary Shareholders' Meeting, Enersis' shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended June 30, 2003 and the second pre-emptive rights period is scheduled to take place between November 20 and December 20, 2003. The capital increase ends on December 30, 2003. Endesa-Spain subscribed for 14,406,840,511 new shares in the first period by canceling a Ch$1.0 trillion (US$1.4 billion) intercompany loan to Enersis, and voluntarily excluded itself from the second pre-emptive rights period in order to maintain the free float in Enersis shares and to make shares available for a possible exchange offer to local bondholders. As required by Chilean law, an independent assessor valued Endesa-Spain's intercompany loan to Enersis at 86.84% of par. Therefore, Endesa-Spain subscribed new shares for an approximate equivalent of US$1.2 billion. Minority shareholders subscribed for 94% of the remaining shares available to third parties in the first pre-emptive rights period for a total cash subscription of approximately US$663 million. As of June 30, 2003, the date on which the first pre-emptive rights period ended, Endesa-Spain owned 65.1% of Enersis, up from 65.0% on December 31, 2002. We expect that Endesa-Spain's ownership percentage will decrease as a result of the second pre-emptive rights subscription period, given that Endesa-Spain voluntarily excluded itself from further participation in this capital increase. If the minority shareholders subscribe for all of the remaining shares, Endesa-Spain will have a 60.6% ownership interest in Enersis on December 30, 2003.

Business Strategy

We believe that there is long-term potential for significant growth in per capita energy demand in Latin America and we seek to take advantage of our know-how and market position as the leading non-government-owned utility company in the region to:

•	enhance earnings by expanding our unregulated client base; we focus on non-regulated customers in seeking new business and are selective in renewing contracts with regulated customers; and
•	continue to improve our operating margins by reducing the operating costs of our existing businesses.

Recent Developments

Financial Strengthening Plan

In October 2002, our board of directors unanimously approved a Financial Strengthening Plan in order to strengthen our capital structure, refinance our bank debt and deal with short-term liquidity issues. As of the date of this prospectus, the plan has been substantially completed. The principal remaining objectives of the plan are the sale of real estate assets in downtown Santiago and the sale of certain transmission lines in Peru.

Debt Refinancing.    We had substantial amounts of debt scheduled to mature in 2003 and 2004, including US$170 million 7.3% notes due May 1, 2003, issued in 1996 by Pehuenche, US$500 million and US$243 million of syndicated and bilateral loans at the Endesa-Chile level, and a €400 million three-year floating rate note maturing on July 24, 2003 issued by Endesa-Chile Internacional, our wholly owned finance subsidiary.

Pehuenche's 7.3% notes matured in May 2003 and were repaid in full. On May 15, 2003, we refinanced US$743 million of our syndicated and bilateral bank debt through a Senior Guaranteed Syndicated Term Loan Facility of our Cayman Islands branch (the "Endesa-Chile Facility"). We entered into a €/US$ swap to hedge the €400 million three-year floating rate note, as a result of which our net principal obligation at maturity of these notes was US$381.2 million. On July 24, we used US$383.4 million of the net proceeds of our offering of US$600 million of the old notes being exchanged in this exchange offer to repay the US$381.2 million in principal and US$2.2 million in accrued interest on the €400 million three-year floating rate note at maturity.

Asset Sales.    As part of the Financial Strengthening Plan, we have sold our entire interests in:

•	Central Hidroeléctrica Canutillar. This plant, with an installed capacity of 172 MW (or 4.4% of Chile's total installed capacity), was sold on April 30, 2003 for net proceeds of US$174 million.
•	Infraestructura 2000. The sale of this toll road company occurred on June 23, 2003 and is expected to generate approximately US$55 million in net proceeds. As of March 31, 2003, Infraestructura had outstanding payables and debt of US$232 million. Accordingly, the deconsolidation of Infraestructura as a result of the sale will reduce our consolidated payables and debt by such amount.
•	Transmission. Our subsidiary Celta and our equity affiliate Gas Atacama Generación Limitada sold their transmission assets on May 30, 2003 for a total consideration of US$110 million of which US$32 million was paid to Celta and US$78 million is expected to be paid to Gas Atacama. We will seek to receive US$25 million of the proceeds from Gas Atacama in the form of a partial repayment of an existing intercompany loan having an outstanding intercompany receivable of US$241 million as of March 31, 2003.

The net proceeds of these sales, other than the amounts retained by Gas Atacama, have been or will be used to reduce our indebtedness.

Principal Executive Offices

Our principal executive offices are located at:

Santa Rosa 76
Santiago, Chile

You may reach our offices by telephone at (56)(2) 630-9000.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors and the risk factors detailed in our current report on Form 6-K filed September 3, 2003 in deciding whether to exchange your notes.

There may not be a liquid trading market for the new notes, which could limit your ability to sell your new notes in the future.

The new notes are being offered to the holders of old notes. The new notes will constitute a new issue of securities for which, prior to the exchange offer, there had been no public market, and the new notes may not be widely distributed. Accordingly, an active trading market for the new notes may not develop. If a market for any of the new notes does develop, the price of such notes may fluctuate and liquidity may be limited. If a market for any of the new notes does not develop, purchasers may be unable to resell such new notes for an extended period of time, if at all.

Your failure to tender old notes in the exchange offer may affect their marketability.

If old notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted old notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your old notes in the future.

We issued old notes in a private placement exempt from the registration requirements of the Securities Act. Accordingly, you may not offer, sell or otherwise transfer your old notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your old notes for new notes in the exchange offer, or if you do not properly tender your old notes in the exchange offer, your old notes will continue to be subject to these transfer restrictions after completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the old notes under the Securities Act.

The financial statements of certain of our subsidiaries were audited by firms that have ceased operations, which may negatively effect your remedy under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by those firms.

The financial statements of our subsidiary Endesa Argentina S.A. and its subsidiaries and our subsidiary Endesa Colombia S.A. and its subsidiaries, as of and for each of the two years in the period ended December 31, 2001 (consolidated with those of Endesa-Chile), were audited by Pistrelli, Diaz y Asociados Firma Miembro de Andersen and Arthur Andersen y Cia. Ltda, respectively.

We have not been able to obtain, after reasonable efforts, the written consent of either Pistrelli, Diaz y Asociados or Arthur Andersen y Cia. to our naming them in this prospectus as having certified the consolidated financial statements as required by Section 7 of the Securities Act. Accordingly, we have dispensed with the requirement to file each of their consents in reliance upon Rule 437a of the Securities Act. Because neither Pistrelli, Diaz y Asociados nor Arthur Andersen y Cia. has consented to the inclusion of its report in this prospectus, you may have no effective remedy against either Pistrelli, Diaz y Asociados or Arthur Andersen y Cia. under Section 11 of the Securities Act for any untrue statements of a material fact contained in the applicable financial statements audited by Pistrelli, Diaz y Asociados and Arthur Andersen y Cia., or any omissions to state a material fact required to be stated therein. In addition, the ability of each of Pistrelli, Diaz y Asociados and Arthur Andersen y Cia. to satisfy any claims (including claims arising from their provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. We will cancel all of the old notes surrendered in exchange for the new notes.

Our net proceeds from the sale of the old notes were approximately US$595.4 million, after deduction of the initial purchasers' discounts and commissions and other expenses of the offering. We used US$383.4 million of those net proceeds together with the proceeds of a pre-existing US dollar/euro swap, to repay the principal and accrued interest on our €400 million three-year floating rate note at maturity on July 24, 2003. The remaining net proceeds from the offering were applied to prepay indebtedness of the Company under the Endesa-Chile Facility, in accordance with its terms.

CAPITALIZATION

The following table sets forth our consolidated financial short-term debt, long-term debt, minority interest and shareholders' equity computed in accordance with Chilean GAAP at June 30, 2003, as adjusted to give effect to the following events as if each had occurred on June 30, 2003:

•	the issuance of the old notes on July 23, 2003;
•	the application of US$595.4 million in net proceeds of that issuance (see "Use of Proceeds") to repay indebtedness existing as of June 30, 2003;
•	the application of the net receivable of US$82 million as of June 30, 2003, related to the €/US$ swap instrument designated as a hedge of the indebtedness to be repaid (see "Use of Proceeds");

Other than the transactions described above, there has been no material change in our capitalization since June 30, 2003. For additional information, see the unaudited consolidated financial statements and notes thereto in our 2002 Form 20-F and the selected consolidated financial data in our current report on Form 6-K filed September 3, 2003.

	As of June 30, 2003
	Actual		As Adjusted(2)
	Ch$	US$(1)	Ch$	US$(1)
	(Millions of Ch$ and millions of US$)
Cash and cash equivalents	129,283	185	129,283	185
Short-term debt
Short-term bank borrowings	54,592	78	54,592	78
Current portion of long-term bank and other debt	105,842	151	105,842	151
Current portion of bonds payable	383,417	548	59,867	86
Total short-term debt	543,851	777	220,301	315
Long-term debt
Long-term bank and other debt	834,856	1,194	684,965	980
Bonds payable	1,355,877	1,939	1,355,877	1,939
Notes offered hereby	—	—	419,472	600
Total long-term debt	2,190,733	3,133	2,460,314	3,519
Minority interest	1,433,594	2,051	1,433,594	2,051
Shareholders' equity
Common stock	1,039,796	1,487	1,039,796	1,487
Other reserves	293,409	420	293,409	420
Retained earnings	156,577	224	156,577	224
Total shareholders' equity	1,489,782	2,131	1,489,782	2,131
Total capitalization(3)	5,657,960	8,092	5,603,991	8,016

(1)	Chilean pesos have been translated into US dollars, solely for the convenience of the reader, at the Observed Exchange Rate of Ch$699.12 per US dollar, the Observed Exchange Rate on June 30, 2003. No representation is made that the Chilean peso or U.S. dollar amounts shown in this prospectus could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. See the section of our 2002 Form 20-F entitled "Item 3. Key Information — A. Selected Financial Data — Exchange Rates."
(2)	Reflects the adjustments described in the paragraph immediately preceding this table.
(3)	Excludes cash and cash equivalents.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements included in our 2002 Form 20-K, and our unaudited interim financial statements as of and for the six months ended June 30, 2003 included as Item 4 in our current report on Form 6-K filed on September 3, 2003 with the SEC. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Superintendencia de Valores y Seguros, which together differ in certain important respects from US GAAP. Note 34 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2002 in the following table have been restated in constant Chilean pesos as of December 31, 2002. Financial data as of or for the six month periods ended June 30, 2003 and June 30, 2002 have been restated in constant Chilean pesos as of June 30, 2003. The financial information restated in constant Chilean pesos as of December 31, 2002 has not been restated again as of June 30, 2003 because we believe the effect of such restatement would not be significant. The change in the official consumer price index of the Chilean Instituto Nacional de Estadísticas, which is the inflation index applicable for the restatement of financial information, during the six months ended June 30, 2003 was 1.6%.

All data, except ratios and operating data, are in millions. For the convenience of the reader, the table below contains translations of certain Chilean peso amounts into US dollars at specified rates. Unless otherwise indicated, the US dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in the section of this prospectus entitled "Exchange Rates." The Observed Exchange Rate reported by the Central Bank for December 31, 2002 was Ch$718.61 per US$1.00 and for June 30, 2003 was Ch$699.12 per US$1.00. Similarly, all data presented in US dollars, as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 are translated at the Observed Exchange Rate of Ch$718.61 per US$1.00 and as of or for the six months ended June 30, 2003 at the Observed Exchange Rate of Ch$699.12 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or US dollar amounts shown in this report could have been or could be converted into US dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see the section of this prospectus entitled "Exchange Rates."

In 2000, we sold our electricity transmission company, Transelec, and as a result this company ceased to be reflected in our financial statements as of and for the year ended December 31, 2000. Our other principal operating subsidiaries were consolidated prior to 1998.

The unaudited information for the six-month periods ended June 30, 2002 and 2003 includes all adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for the fair presentation of such information. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or any other period.

The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2002, which affect the comparability presented below. Beginning January 1, 2000, Empresa Nacional de Electricidad S.A. ("Endesa-Chile") adopted new accounting policies concerning the accounting for deferred taxes in accordance with new Chilean accounting rules. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Income and Deferred Taxes" in our 2002 Form 20-F.

	For the year ended December 31,						For the six months ended June 30,
	1998	1999	2000	2001	2002	2002	2002	(unaudited) 2003	2003
	(millions of constant Ch$ of December 31, 2002)					(millions of US$)(1)	(millions of constant Ch$ of June 30, 2003)		(millions of US$)(1)
Consolidated Income Statement Data:
Chilean GAAP:
Revenues from operations(2)	925,845	957,319	937,650	1,045,280	938,099	1,305	478,581	485,428	694
Cost of operations	(550,482)	(721,818)	(637,296)	(662,608)	(555,586)	(773)	(286,653)	(288,780)	(413)
Administrative and selling expenses	(43,225)	(49,563)	(33,425)	(34,696)	(36,289)	(50)	(15,539)	(15,816)	(22)
Operating income	332,139	185,939	266,929	347,976	346,224	482	176,389	180,832	259
Equity in income (losses) of equity affiliates, net	343	1,775	678	(9,947)	8,570	12	(4,960)	19,929	29
Goodwill amortization	(6,361)	(7,008)	(7,245)	(8,269)	(108,562)	(151)	(4,366)	(893)	(1)
Interest (expense) income, net	(156,024)	(194,131)	(237,484)	(216,732)	(197,554)	(275)	(97,550)	(89,900)	(129)
Price-level restatement	(26,936)	(92,372)	(3,730)	(10,167)	3,555	5	(4,470)	(2,066)	3
Other non-operating income (expenses), net	(7,860)	(58,888)	211,705	(2,684)	(19,436)	(27)	(6,506)	(26,848)	(38)
Income before income taxes, minority interest and amortization of negative goodwill (3)	135,301	(164,687)	230,853	100,177	32,797	46	59,677	90,218	129
Income taxes	(29,886)	(34,036)	(88,484)	(39,912)	(70,628)	(98)	(25,374)	(12,782)	(18)
Extraordinary loss	—	—	—	—	(10,930)	(15)	—	—	—
Minority interest	(86,054)	(34,905)	(68,581)	(34,016)	(46,478)	(65)	(21,115)	(38,276)	(55)
Amortization of negative goodwill	32,177	37,128	41,137	45,911	85,920	120	24,131	8,743	13
Net income (loss)	51,537	(196,499)	114,925	72,160	(9,319)	(13)	37,318	47,903	69
US GAAP (4):
Operating income	328,925	194,984	328,299	504,241	183,937	256	—	—	—
Equity in income of equity affiliates	(3,898)	(3,666)	823	(27,333)	29,431	41	—	—	—
Income taxes	(43,525)	(17,163)	(110,529)	(113,947)	(78,907)	(110)	—	—	—
Net income (loss) from continuing operations	13,427	(220,073)	96,856	30,465	(75,146)	(105)	—	—	—
Income (loss) from discontinued operations net of tax and minority interest	(2,441)	1,852	433	474	275	—	—	—	—
Net income (loss)	10,986	(218,221)	97,289	30,939	(74,871)	(104)	—	—	—

	As of December 31,						As of June 30,
	1998	1999	2000	2001	2002	2002	2002	(unaudited) 2003	2003
	(millions of constant Ch$ of December 31, 2002)					(millions of US$)(1)	(millions of constant Ch$ of June 30, 2003)		(millions of US$)(1)
Consolidated Balance Sheet Data:
Chilean GAAP:
Total assets	5,988,766	6,397,842	6,016,568	6,361,571	6,524,201	9,079	6,532,378	6,187,352	8,850
Long-term liabilities	2,662,511	3,161,552	2,757,569	2,803,098	2,461,130	3,425	2,827,236	2,477,306	3,543
Minority interest	1,415,808	1,344,698	1,306,336	1,432,580	1,498,231	2,085	1,480,075	1,433,594	2,051
Total shareholders' equity	1,475,385	1,261,279	1,376,897	1,446,549	1,430,635	1,991	1,495,299	1,489,782	2,131
US GAAP (4)
Total assets	5,952,821	6,358,214	5,954,927	5,932,798	6,415,258	8,927	—	—	—
Long-term liabilities	2,843,597	3,357,064	2,971,624	2,658,278	2,822,731	3,928	—	—	—
Minority interest	1,403,320	1,330,186	1,273,137	1,461,355	1,524,915	2,122	—	—	—
Total shareholders' equity	1,256,216	1,026,140	1,106,676	1,126,294	1,054,196	1,467	—	—	—

	As of or for the year ended December 31,						As of or for the six months ended June 30,
	1998	1999	2000	2001	2002	2002	2002	(unaudited) 2003	2003
	(millions of constant Ch$ of December 31, 2002, except for ratios and operating data)					(millions of US$) (1)	(millions of constant Ch$ of June 30, 2003 except ratios and operating data)		(millions of US$) (1)
Other Consolidated Financial Data:
Chilean GAAP:
Capital expenditures (5)	279,055	148,606	89,663	52,972	134,858	188	32,398	83,791	120
Depreciation and amortization	160,721	185,052	169,553	152,803	221,709	309	78,663	98,119	140
Ratio of earnings to fixed charges (6)	1.40	0.31	1.71	1.49	1.15	—	1.49	1.35	—
US GAAP (4):
Capital expenditures	279,055	148,606	89,633	52,973	134,858	188	—	—	—
Depreciation and amortization	187,232	212,567	206,297	198,868	325,980	454	—	—	—
Ratio of earnings to fixed charges (6)	1.28	0.18	1.72	1.22	0.84	—	—	—	—
Other Consolidated Financial Data:
Operating Data:
Total MW Capacity	11,886	12,251	12,347	12,253	11,950	—	12,191	8,018	—
Total GWh Sold	50,291	50,812	56,482	54,234	48,629	—	24,373	24,638	—
Total GWh Produced	37,000	39,892	42,122	42,227	40,816	—	20,048	20,628	—

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$718.61 per US dollar, the Observed Exchange Rate for December 31, 2002 for amounts given as of or through December 31, 1998, 1999, 2000, 2001 and 2002, and at the rate of Ch$699.12 per US dollar, the Observed Exchange Rate for June 30, 2003, for amounts given as of or through June 30, 2002 and 2003. You should not construe the translation of currency amounts in this report to be representations that the Chilean peso amounts actually represent current US dollar amounts or that you should convert Chilean peso amounts into US dollars at the rate indicated or at any other rate.
(2)	"Sales" as shown on our statements of income in our 2002 from 20-F and in our unaudited interim consolidated statements of income for the six months ended June 30, 2003 and June 30, 2002.
(3)	"Income before income taxes and extraordinary losses" as shown in our audited consolidated statements of income in our 2002 Form 20-F and "Income before income taxes" in our unaudited interim consolidated statements of income for the six months ended June 30, 2003 and June 30, 2002.

(4)	See "Item 5. Operating and Financial Review and Prospects Operating Results—Price Level Restatement" and Note 34 in our 2002 Form 20-F for a discussion of how our revenues and balance sheet can be impacted by accounting differences under Chilean and US GAAP. The two most significant adjustments that result from reconciling our Chilean GAAP accounts to US GAAP relate to accounting for amortization of goodwill discussed in paragraphs (g), (h) and (II-o) of Note 34 and accounting for derivative instruments discussed in paragraphs (p) and (II-k) of Note 34 to the audited consolidated financial statements.
(5)	Capital expenditures do not include investments in equity investees and capital expenditures in development stage subsidiaries.
(6)	A ratio of earnings to fixed charges is an analytical tool to assist investors in evaluating our ability to meet the interest requirements of debt securities. For the purpose of computing the ratios of earnings to fixed charges, earnings includes pretax income (or loss) from continuing operations (i.e., pretax income excluding the effects of discontinued operations, extraordinary items, and the cumulative effect of accounting changes) and fixed charges reduced by the amount of interest capitalized during the period. Fixed charges include interest expenses, including capitalized interest, amortization of discounts or premiums on indebtedness and issuance costs. In 1999, the deficit of earnings to fixed charges resulting from a comparison to a 1 to 1 ratio was Ch$173,712 million and Ch$205,899 million according to Chilean and US GAAP respectively, while in 2002, the deficit was Ch$41,503 million according to US GAAP.

EXCHANGE RATES

To the extent our financial liabilities are denominated in foreign currencies, fluctuations in the exchange rate between the Chilean peso and the US dollar may have a significant impact on our earnings.

Chile's Ley Orgánica del Banco Central de Chile No. 18,840 (the "Central Bank Act"), enacted in 1989, liberalized the ability to buy and sell foreign exchange in Chile. Prior to 1989, the law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign exchange be carried out in the Mercado Cambiario Formal (the "Formal Exchange Market"), a market formed by banks and other entities explicitly authorized by the Central Bank. Purchases and sales of foreign exchange which are generally permitted to be transacted outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"), which is a recognized currency market in Chile. Both the Formal and Informal Exchange Markets are driven by free market forces. Interest payments on the notes will be made through the Cayman Islands branch of Endesa Chile and are not subject to the Central Bank Act. Accordingly, we are not required and do not plan to obtain foreign exchange from the Chilean foreign exchange markets. However, if we were to obtain foreign exchange for interest payments on the notes in Chile, the foreign exchange may be purchased in either the Formal Exchange Market or the Informal Exchange Market.

For the purposes of the operation of the Formal Exchange Market, the autonomous Central Bank of Chile sets a reference exchange rate (dólar acuerdo or the "Reference Exchange Rate"). The Reference Exchange Rate is reset daily by the Central Bank, taking into account internal and external inflation and variations in parties between the Chilean peso and each of the US dollar, the Japanese yen and the Euro in a ratio of 80:5:15, respectively. In order to keep the average exchange rate within certain limits, the Central Bank intervenes by buying or selling foreign exchange in the Formal Exchange Market. The daily observed exchange rate (dólar observado) (the "Observed Exchange Rate") reported by the Central Bank and published daily in the Chilean newspapers is computed by taking the weighted average of the previous business day's transactions in the Formal Exchange Market.

The Informal Exchange Market reflects transactions carried out at informal exchange rates (the "Informal Exchange Rate") by entities not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. On December 31, 2002, the Informal Exchange Rate was Ch$720.50, or 0.23% higher than the published Observed Exchange Rate of Ch$718.61 per US$1.00.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. No representation is made that the Chilean peso or US dollar amounts referred to herein could have been or could be converted into US dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On August 29, 2003, the Observed Exchange Rate was Ch$697.91 = US$1.00.

	Observed Exchange Rate (1) (Ch$ per US$)
Year	Low(2)	High(2)	Average(3)	Period-end
1998	439.58	475.41	462.20	472.41
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61

	Observed Exchange Rate (1) (Ch$ per US$)
Last six months	Low(2)	High(2)	Average(3)	Period-end
2003
January	709.22	738.87	—	—
February	733.10	755.26	—	—
March	725.79	758.21	—	—
April	704.42	729.78	—	—
May	694.22	714.10	—	—
June	697.23	717.40	—	—
July	695.82	705.64	—	—
August	697.11	713.22	—	—

Source: Central Bank of Chile.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.
(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of our earnings to our fixed charges for each of the periods indicated in accordance with Chilean GAAP and US GAAP. A ratio of earnings to fixed charges is an analytical tool to assist investors in evaluating our ability to meet the interest requirements of debt securities. For the purpose of computing the ratios of earnings to fixed charges, earnings includes pretax income (or loss) from continuing operations (i.e., pretax income excluding the effects of discontinued operations, extraordinary items, and the cumulative effect of accounting changes) and fixed charges reduced by the amount of interest capitalized during the period. Fixed charges include interest expenses, including capitalized interest, amortization of discounts or premiums on indebtedness and issuance costs.

	Year ended December 31,						Six months ended June 30,
	1998	1999	2000	2001	2002	2002 (Pro Forma)(2)	2002	2003	2003 (Pro Forma)(2)
Chilean GAAP	1.40	0.31	1.71	1.49	1.15	1.07	1.49	1.35	1.22
US GAAP(1)	1.28	0.18	1.72	1.22	0.84	0.78	—	—	—

(1) See Note 34 of the audited consolidated financial statements included in our 2002 Form 20-F. In 1999, the deficit of earnings to fixed charges resulting from a comparison to a 1 to 1 ratio was Ch$173,712 million and Ch$205,899 million according to Chilean and US GAAP, respectively, while in 2002, the deficit was Ch$41,503 million according to US GAAP.
(2) Pro forma numbers for the year ended December 31, 2002 and the six months ended June 30, 2003 show ratios of earnings to fixed charges for those periods adjusted to give effect to the issuance on July 23, 2003 of $400 million in 8.350% notes due 2013 and $200 million in 8.625% notes due 2015, as if the issuance had occured on January 1, 2002, with respect to ratios given for the year ended December 31, 2002, or on January 1, 2003, with respect to the ratios given for the six months ended June 30, 2003.

THE COMPANY

The Company

We are the largest non-government-owned electricity generation company in Latin America and the largest of all electricity generation companies in Chile. We have operations in Chile, Argentina, Brazil, Colombia and Peru.

As of March 31, 2003, we had consolidated assets of Ch$6,658 billion (US$9.1 billion) (compared to Ch$6,334 billion or US$8.7 billion as of March 31, 2002), consolidated revenues of Ch$246 billion (US$336 million) (compared to Ch$237 billion or US$324 million as of March 31, 2002) and a net income of Ch$24.0 billion (US$33 million) (compared to a net income of Ch$17.6 billion or US$24.1 million as of March 31, 2002). All U.S. dollar amounts were translated using the Observed Exchange Rate for March 31, 2003 of Ch$731.56 per US$1.00.

We own and operate 20 generation facilities in Chile with an aggregate installed capacity as of March 31, 2003 of 3,935 MW. We accounted for approximately 39% of Chile's total installed capacity as of March 31, 2003, and our electricity production of 4,574 GWh in the first quarter of 2003, accounted for approximately 37% of all electricity production in Chile. As of March 31, 2003, 19 of the generation facilities owned and operated by us in Chile were connected to the Sistema Interconectado Central, or the SIC, with the remaining generation facility located in the Sistema Interconectado de Norte Grande, or the SING, which provides electricity to the northern mining regions of Chile. Thirteen of our 20 generation plants in Chile are hydroelectric, with a total installed capacity of 2,899 MW as of March 31, 2003. The remaining seven are coal-, oil- or gas-fired thermal plants with an installed capacity of 1,036 MW as of March 31, 2003. As a consequence of asset divestitures since March 31, 2003, our aggregate installed capacity in Chile is 3,763 MW, as of the date of this prospectus, of which 72.5% is hydroelectric and the remainder thermal.

In Chile, we had energy sales of 20,086 GWh in 2000, 18,673 GWh in 2001 and 18,344 GWh in 2002. We had 75 customers in 2000, 69 customers in 2001 and 67 customers in 2002. These customers include the principal distribution companies of the SIC and large industrial firms whose rates are not government regulated, which are primarily in the mining, pulp and steel sectors. Supply contracts entered into with distribution companies are more standardized than those with unregulated customers and generally have terms ranging from four to eight years. These contracts are extended automatically at the end of the applicable term unless terminated by either party upon prior notice. The contracts may also include provisions that exclude us from providing electricity in cases of force majeure and for binding arbitration in the event of disputes. Sales to unregulated customers represented 31.5% of our total energy sales.

As of March 31, 2003, we also have interests in 23 generation facilities outside Chile with an aggregate installed capacity of 8,018 MW. We entered the electricity industry in Argentina in 1992, Peru in October 1995, Colombia in December 1996 and Brazil in September 1997.

Operations By Country

Chile.    We, directly and through our subsidiaries Empresa Eléctrica Pehuenche S.A. ("Pehuenche"), Empresa Eléctrica Pangue S.A. ("Pangue") and Compania Electrica San Isidro S.A. ("San Isidro"), are the principal electricity generator in the SIC, accounting for 3,752 MW, or 54% of the total installed capacity in the SIC, and 4,339 GWh, or 55% of total energy sales in the SIC in the first three months of 2003. Through our subsidiary Compañía Eléctrica Tarapacá S.A. ("Celta") and our 50%-owned equity-affiliate Gas Atacama Generación Limitada, we participate in the SING, accounting for 922 MW, or 25% of total installed capacity, and 931 GWh, or 35% of total energy sales in the SING in the first quarter of 2003. The SIC and the SING are the two major systems of the four into which the Chilean electricity system is divided.

Argentina.    Through our subsidiaries Costanera S.A ("Costanera") and Hidroeléctrica El Chocón S.A.("El Chocón"), we are one of the principal generators in Argentina, accounting for 16% of total installed capacity and 11% of total energy sales in Argentina in the first three months of 2003. Costanera is an electricity generation company with a 2,302 MW installed capacity oil- and gas-fired generation facility in Buenos Aires and sold 883 GWh of energy in the first quarter of 2003. El Chocón is an electricity generation company that has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity and 1,153 GWh of energy sales in the first quarter of 2003. Total installed capacity in Argentina at March 31, 2003 was 22,838 MW, of which approximately 57% corresponded to thermal generation.

Brazil.    We have a small participation in the Brazilian market through our subsidiary Centrais Elétricas Cachoeira Dourada S.A. ("Cachoeira Dourada"), accounting for approximately 1% of Brazil's total installed capacity and which sold 758 GWh of energy in the first quarter of 2003 or 1% of total energy sales in Brazil in that period. We have also, through our 45%-owned equity affiliate, Companhia de Interconexão Energética S.A. ("CIEN"), participated in a 2,000 MW interconnection project between Argentina and Brazil which is being used in connection with sales to Brazilian customers by our Argentine subsidiary, Costanera. Total installed capacity in Brazil at March 31, 2003 was 76,140 MW, of which 84% was hydroelectric and 16% thermal and nuclear.

Colombia.    Our operations in Colombia consist of our subsidiary Central Hidroeléctrica de Betania S.A. E.S.P. ("Betania") which has a 540 MW hydroelectric facility south of Bogota, and our 22.4% owned equity affiliate Emgesa, S.A. ("Emgesa") which has a 2,192 MW facility located in the Huila region. Betania accounted for approximately 4% of the total installed capacity in the Colombian system and 326 GWh, or 2% of total energy sales for the three months ended March 31, 2003. Emgesa is the largest electricity generator in Colombia, accounting for approximately 16% of the total installed capacity in Colombia as of March 31, 2003 and sales of 2,875 GWh in the first quarter of 2003, or 17% of the system. Approximately 93% of installed capacity in Colombia is hydroelectric.

Peru.    In Peru, through our subsidiary Edegel S.A.A. ("Edegel"), we accounted for 23% of total installed capacity and sold 1,312 GWh, or 26% of total energy sales in the first three months of 2003. Edegel is the largest privately owned electricity generation company in Peru. The installed capacity in Peru as of March 31, 2003 was 4,400 MW.

Ownership Structure

ENERSIS S.A. ("Enersis"), a holding company engaged in generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this prospectus 60.0% of our outstanding capital stock. ENDESA, S.A. ("Endesa-Spain"), the largest electricity generation and distribution company in Spain, owned a 65.1% beneficial interest in Enersis as of the date of our prospectus.

Enersis' Capital Increase

On March 31, 2003, at an Extraordinary Shareholders' Meeting, Enersis' shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended June 30, 2003 and the second pre-emptive rights period is scheduled to take place between November 20 and December 20, 2003. The capital increase ends on December 30, 2003. Endesa-Spain subscribed for 14,406,840,511 new shares in the first period by canceling a Ch$1.0 trillion (US$1.4 billion) intercompany loan to Enersis, and voluntarily excluded itself from the second pre-emptive rights period in order to maintain the free float in Enersis shares and to make shares available for a possible exchange offer to local bondholders. As required by Chilean law, an independent assessor valued Endesa-Spain's intercompany loan to Enersis at 86.84% of par. Therefore, Endesa-Spain subscribed new shares for an approximate equivalent of US$1.2 billion. Minority shareholders subscribed for 94% of the remaining shares available to third parties in the first pre-emptive rights period for a total cash subscription of approximately US$663 million. As of June 30, 2003, the date on which the first pre-emptive rights period ended, Endesa-Spain owned 65.1% of Enersis, up from 65.0% on December 31, 2002. We expect that Endesa-Spain's ownership percentage will decrease as a result of the second pre-emptive rights subscription period, given that Endesa-Spain voluntarily excluded itself from further participation in this capital increase. If the minority shareholders subscribe for all of the remaining shares, Endesa-Spain will have a 60.6% ownership interest in Enersis on December 30, 2003.

Organizational Structure

Subsidiaries

The following chart shows our economic interest in our principal subsidiaries and equity affiliates as of June 30, 2003:

The following information sets out a brief description of our organizational structure and significant subsidiaries as of June 30, 2003.

Chilean Subsidiaries

Empresa Eléctrica Pehuenche S.A. ("Pehuenche")

Pehuenche, a generation company connected to the SIC in Chile, owns three hydroelectric facilities south of Santiago in the high-rainfall hydrological basin of the Maule river. Its 566 MW Pehuenche plant started operating in 1991, its 89 MW Curillinque plant started up in late 1993, and its 40 MW Loma Alta plant started operating in August 1997. In 2002, Pehuenche's total generation was 3,969 GWh and total electricity sales were 3,939 GWh. We held a 92.7% economic interest in Pehuenche as of June 30, 2003.

Empresa Eléctrica Pangue S.A. ("Pangue")

Pangue, a Chilean company 95.0% owned by Endesa-Chile, was incorporated to build and operate the 467 MW installed capacity hydroelectric power station on the Bio-Bio river. The first unit commenced operations on October 31, 1996, while the second unit commenced operations on February 3, 1997. Pangue's installed capacity is approximately 7% of the SIC's total installed capacity. During 2002, Pangue's total generation was 1,978 GWh and total electricity sales were 2,070 GWh.

Compañía Eléctrica Tarapacá S.A. ("CELTA]")

Celta, a wholly owned Chilean subsidiary of Endesa-Chile, was formed in November 1995 to build and operate the 182 MW coal-fired thermal plant in the SING. Celta's installed capacity represents 5.3% of the total installed capacity of the SING. Celta has a 20-year contract with the copper mining company Doña Inés de Collahuasi, by which Celta commits to provide 91 MW of power per year. Sales associated with this contract were 726 GWh during 2002, which represent 77% of Celta's total sales. During 2002, Celta's total electricity generation was 602 GWh and total electricity sales were 936 GWh. We hold a 100% economic interest in Celta as of June 30, 2003.

Compañía Eléctrica San Isidro S.A. ("San Isidro")

San Isidro, a 75% owned Chilean subsidiary of Endesa-Chile, was incorporated in February 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota in the Fifth Region. The plant began commercial operations in October 1998. A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC. This transmission system is owned by Transquillota Ltda., in which San Isidro S.A. has a 50% interest. Entergy, the U.S. electric utility, owns 25% of San Isidro. San Isidro sold 2,606 GWh in the first quarter of 2003.

Argentine Subsidiaries

Central Costanera S.A. ("Costanera")

Costanera is a publicly traded generation company located in Buenos Aires, Argentina, with a 1,451 MW capacity oil- and gas-fired generation facility and a 851-MW capacity natural gas combined-cycle facility. Costanera's generation reached 3,486 GWh and total electricity sales reached 4,178 GWh in 2002. We acquired a 24.0% interest in Costanera in 1992, when Costanera was privatized by the Argentine government, and we have increased its beneficial ownership since then. Through our subsidiary, Endesa Argentina, we currently have a 51.9% economic interest in Costanera.

Hidroeléctrica El Chocón S.A. ("El Chocón")

El Chocón is an electricity generation company located between the Neuquén and Rio Negro provinces in southern Argentina (the Comahue Zone). It has two hydroelectric power stations with an aggregate installed capacity of 1,320 MW. El Chocón is currently the second largest hydroelectric facility in Argentina. During 2002, El Chocón's total generation was 3,682 GWh and its total electricity sales were 3,719 GWh. This 30-year concession was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process. We operate El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. We have an economic interest of 47.4% in El Chocón through Hidroinvest.

Colombian Subsidiaries

Central Hidroeléctrica de Betania S.A. E.S.P. ("Betania")

Betania is a Colombian hydroelectric generation facility and is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia. In December 1996, a consortium consisting of us, with a 75% interest, and the Colombian company, Corfivalle, with the remaining 25% interest, bought Betania. In 1997, following a program of operating improvements, the capacity of the plant was increased from 510 to 540 MW. During 2002, total generation was 1,829 GWh and total sales were 2,638 GWh. As of June 30, 2003, Endesa-Chile had an 85.6% economic interest in Betania. Betania is incorporated in Colombia.

Emgesa S.A. E.S.P. ("Emgesa")

On September 15, 1997, Central Hidroeléctrica de Betania, through its subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo S.A. of Spain, was awarded control of Colombian the generation company Emgesa, with 48.5% of the shares. Emgesa has a total installed generating capacity of 2,912 MW, of which 1,971 MW is hydroelectric and 221 MW are thermal-generated. During 2002, Emgesa's total generation was 8,870 GWh and total sales were 12,084 GWh. As of June 30, 2003, our economic interest in Emgesa was 22.4%.

Brazilian Subsidiaries

Centrais Elétricas Cachoeira Dourada S.A. ("Cachoeira Dourada")

Cachoeira Dourada is located in Goias state, south of Brasilia, Brazil. It owns a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW. During 2002, its total generation was 2,467 GWh and its total electricity sales were 3,591 GWh.

In September 1997, a consortium consisting of us, with an 81.9% interest, and Edegel, with an 18.1% interest was awarded 79.4% of the share capital of Cachoeira Dourada. In 1998 and 2001, we, through our subsidiary Lajas Inversora S.A. (formerly Lajas Holding Inc.), increased our indirect holding in Cachoeira Dourada. Endesa-Chile's economic interest in Cachoeira Dourada is currently 92.5%. We are the operator of the Cachoeira Dourada plant.

Peruvian Subsidiaries

Edegel S.A.A. ("Edegel")

Edegel is a Peruvian generation company that owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and one thermal plant (Santa Rosa), with a combined installed capacity of 1,003 MW. In 2000, Edegel completed the construction of two hydroelectric plants, Yanango (43 MW) and Chimay (153 MW), and a 220 kV transmission line linking both plants to the Peruvian system. During 2002, Edegel's total generation was 4,279 GWh and total electricity sales were 4,158 GWh. As of June 30, 2003, we had a 37.9% economic interest in this subsidiary.

Non-Electricity Subsidiaries

Empresa de Ingenieria Ingendesa S.A. ("Ingendesa")

Ingendesa is an engineering company founded in late 1990. Its purpose is to provide engineering services, project management and related services in Chile and foreign countries. It therefore offers all the necessary engineering specializations: civil, mechanical and electrical engineering, metallurgy, architectural and environmental services. Since its creation, Ingendesa has been consolidating its position as one of the principal consulting firms in the Chilean electrical industry, with a large share in the design and inspection of Chile's largest electricity generation and transmission projects. It has also diversified into new business areas. As of June 30, 2003, we had a 97.6% economic interest in Ingendesa.

Túnel El Melón S.A. ("Túnel El Melón ")

Túnel El Melón., a wholly owned subsidiary of Endesa-Chile, was formed in July 1993 to build and manage the public road tunnel called Túnel El Melón, under a 23-year concession. It includes 3.3 km of access roads and a tunnel approximately 2.5 km long. It is located 130 km north of Santiago and was the first infrastructure concession granted by the Chilean state. Commercial operation of the tunnel began in September 1995.

Equity Method Affiliate Companies

Comercializadora De Energía Del Mercosur S.A. ("Cemsa")

CEMSA is an Argentine company engaged in trading of electricity, including imports and exports of energy. We have an indirect holding in CEMSA of 45%. CEMSA's other shareholder is Endesa-Spain with a 55% stake.

Cien – Companhia De Interconexão Energética S.A. ("Cien")

CIEN is a Brazilian company engaged in trading of electricity in the Brazilian market. It is also responsible for the operation of the transmission system on the Brazilian side of the Brazil-Argentina interconnection project. As of June 30, 2003, we had a 45% share in this company and Endesa-Spain owned the remaining 55% stake.

Electrogas S.A. ("Electrogas")

Electrogas was formed in late 1996. The purpose of this Chilean company is to offer natural gas transportation services to the Fifth Region, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota. We have a 42.5% share in this company. The other shareholders are Colbún S.A. and Enap.

Gasoducto Atacama Chile Limitada ("Gasoducto Atacama")

Gasoducto Atacama is a Chilean company whose purpose is to transport natural gas both within Chile and abroad, including the construction and placement of pipelines and any other related activities. We have a 50% share in Gasoducto Atacama.

Gas Atacama Generación Limitada ("Gas Atacama Generacion")

The purpose of this Chilean company is to generate, transmit, purchase, distribute and sell electric energy in the SING. The company Nor Oeste Pacífico Generación de Energía Limitada ("Nopel Ltda.") changed its name to Gas Atacama Generación Limitada in October 2002, and its trading name is Gas Atacama Generación. We have a 50% share in this company and the other 50% is owned by CMS, a U.S. company.

MANAGEMENT

Endesa-Chile's current directors and executive officers are as follows:

Name	Position	Current Position Held Since	Expiration of Current Term	Age as of July 31, 2003
Directors
Luis Rivera(1)(3)	Chairman	2002	2005	50
Antonio Pareja(1)(4)	Vice Chairman	2000	2005	53
Ignacio Blanco(1)	Director	2002	2005	41
Leonidas Vial(2)	Director	1995	2005	51
Jaime Bauzá(2)(3)	Director	1999	2005	59
Carlos Torres(1)(4)	Director	2002	2005	37
José María Hidalgo(1)(4)	Director	1999	2005	55
Andrés Regué(1)(4)	Director	1999	2005	59
Antonio Tuset(2)(3)	Director	1999	2005	59

Executive Officers
Héctor López	Chief Executive Officer	2000	N/A	45
Alejandro González(5)	Chief Financial Officer	2003	N/A	32
Julio Valbuena	Planning and Control Manager	2002	N/A	47
Rafael Mateo	Production and Transport Manager	1999	N/A	44
Carlos Martín	General Counsel	1996	N/A	47
Juan Carlos Mundaca	Human Resources Manager	2000	N/A	48
José Venegas	Trading and Marketing Manager	2001	N/A	43
Rafael Errázuriz	Energy Planning	2001	NA	40
Rodolfo Nieto	External Affairs Manager	2000	N/A	42
Claudio Iglesis	Generation Chile Manager	1999	N/A	45

(1)	Director appointed as representative of Enersis.
(2)	Independent Director not appointed by a particular shareholder.
(3)	Member of the Director's Committee.
(4)	Officer of Endesa-Spain.
(5)	Since August 1, 2003.

Directors

Luis Rivera became Chairman of the board of directors in July 2002. In 1998, he joined Endesa-Spain as Executive Vice President. Mr. Rivera is currently the General Director of Endesa España Internacional. Mr. Rivera has served as a director of Endesa-Spain subsidiaries including Compañía Sevillana de Electricidad and Enersis. He worked as a consultant for McKinsey since 1986 and became a partner at that firm in 1991. At McKinsey, he specialized in the energy and the financial sectors. Mr. Rivera holds a degree in Civil Engineering from Universidad Politécnica de Madrid and a MBA degree from INSEAD.

Antonio Pareja became a director in August 2000. Since 1986, Mr. Pareja has occupied various positions at Endesa-Spain including Corporate Planning and Control Manager and Director of Control. Currently, Mr. Pareja is also member of the Executive Committee of Endesa-Spain and a Director of Chilectra S.A. He holds a degree in economics and a postgraduate degree from the London Business School and Instituto Empresa.

Leonidas Vial became a director in April 1995. Mr. Vial is Vice President of the Santiago Stock Exchange, as well as a Director of Empresas Santa Carolina S.A., Cía. Industrial El Volcán S.A., Inversiones Industriales Colina S.A., Inversiones Industriales Los Valdés S.A. and Las Américas Cía. de Seguros de Vida S.A.

Jaime Bauzá became a director in May 1999, and he is also director of Pehuenche. From 1990 to May 1999, Mr. Bauzá served as the Chief Executive Officer of Endesa-Chile. He joined Endesa-Chile in May 1990 after more than twenty years in the electricity sector. Mr. Bauzá was the Chief Executive Officer of Pehuenche from 1987 to April 1990 and Chairman of Chilgener S.A. (now Gener S.A. ("Gener")) from 1987 to 1989. Mr. Bauzá also served as Chief Executive Officer of Gener from 1981 to 1987. He holds a degree in civil engineering from the Pontificia Universidad Católica de Chile.

José María Hidalgo became a director in May 1999. Mr. Hidalgo is currently Chairman and Chief Executive Officer of the Peruvian generation companies Etevensa S.A. and Piura S.A., affiliates of Endesa-Spain. He is also Vice President of Edelnor and general manager of Eléctrica de Cabo Blanco S.A. and Generalima S.A. Mr. Hidalgo began his career at Endesa-Spain in 1976. He holds a degree in economics and business from the University of Santiago de Compostela and a Master's degree in International Finance from ESADE.

Andrés Regué became a director in May 1999. He is currently Chief Executive Officer of the Colombian distribution company Codensa. Mr. Regué began his career at Endesa-Spain in 1968 and has served as General Director of Relsa S.A., Director of Engineering of Empresa Nacional Hidroeléctrica del Ribagorzana S.A., and Assistant Director of Térmicas de Besos S.A. Mr. Regué holds a degree in engineering from Escuela Técnica Superior de Ingenieros Industriales in Barcelona and a Master in Business Administration from ESADE.

Antonio Tuset became a director in June 1999. Mr. Tuset is also a director of Empresa Eléctrica Pehuenche S.A., Fanaloza S.A., Banvida S.A., Banmédica S.A., CIMENTA, Mutuos Hipotecarios S.A., SCL Terminal Aéreo de Santiago S.A., Inversiones Tricahue S.A. Mr. Tuset holds a degree in commercial engineering from Universidad de Chile.

Carlos Torres became a director in March 2003. Mr. Torres is currently the Corporate Director of Strategy of Endesa-Spain. Before joining Endesa-Spain, Mr. Torres served as consultant and partner at McKinsey & Company with a focus in the energy industry. Mr. Torres holds a degree in Electrical Engineering from Massachusetts Institute of Technology, a law degree from Universidad Nacional de Educación a Distancia and a MBA from MIT.

Ignacio Blanco became a director in March 2003. Mr. Blanco is currently the CEO of the distribution company Edelnor in Peru. Mr. Blanco was Planning and Development Manager of Enersis until December 2002 and he has also served as Energy Management and Strategy manager and as a Chairman of Companhia de Interconexão EnergéticaS.A. ("CIEN"). Mr. Blanco holds a degree in Economics from the University of Zaragoza, an Industrial Engineering degree from Universidad Politécnica de Cataluña, and graduate studies at the University of Chicago.

Senior Management

Héctor López became the Chief Executive Officer in August 2000. From November 1997 to August 2000 he was part of the board of directors of Endesa-Chile and between May 1999 and August 2000 he served as our Vice Chairman. Mr. López has occupied various positions at Endesa-Spain including Director of International Finance and Capital Markets (1985-1992), member of the Management Committee, Deputy Energy Manager of Endesa-Spain Internacional (1997-2000) and adjunct Financial Director of Endesa-Spain (1996-1997). Mr. López holds degrees in law and economics from ICADE Madrid.

Alejandro González became the Chief Financial Officer of Endesa-Chile on August 1, 2003. Before that he served as Deputy Chief Financial Officer and Head of Finance of Endesa-Chile. Mr. González joined the company in 1996. He holds a degree in business administration from Universidad de Chile and an MBA from the Anderson School at the University of California at Los Angeles.

Julio Valbuena, the Planning and Control Manager of Endesa-Chile, joined Endesa-Chile in July 2002. Mr. Valbuena was the Planning and Control Manager of Endesa Energía-Spain from 1998 to June 2002. He holds an Executive MBA from Instituto de Estudios Superiores de la Empresa (IESE) of Madrid and a degree in Civil Engineering from Escuela Técnica Superior de Ingenieros de Caminos, Canales y Puertos de la Universidad Politécnica of Madrid.

Rafael Mateo became Production Manager of Endesa-Chile in August 1999. He joined the Endesa-Spain in 1982, and has been the Power Station Manager and the Thermal Production Manager of Endesa-Spain in Spain. He holds a degree in industrial engineering from Universidad de Zaragoza and a MBA from IESE.

Carlos Martín, the General Counsel, joined Endesa-Chile in May 1996. He has also served as the General Counsel of Enersis. He holds a law degree from the Universidad Católica de Valparaíso and a doctor in law degree from Universidad de Navarra.

Juan Carlos Mundaca is the Human Resources Manager of Endesa-Chile since June 2000. Prior that time he was Human Resources Manager of Chilectra S.A. Mr. Mundaca has also served as Customer Service Manager and Branch Manager of Chilectra. Mr. Mundaca holds a degree in commercial engineering from Universidad de Santiago.

José Venegas became the Trading and Marketing Manager of Endesa-Chile in June 1, 2001. Mr. Venegas joined the Company in 1992. He has also served as Planning and Energy Manager, Commercial Manager in Chile and Director of the Economic Load Dispatch Center (CDEC) of the SIC in 1997. Mr. Venegas holds a degree industrial civil engineer from the Pontificia Universidad Católica de Chile and a MBA from Universidad Adolfo Ibañez.

Rafael Errázuriz is the Energy Planning Manager of Endesa-Chile since June 2001. Mr. Errázuriz was the Generation Manager of Endesa-Chile in Colombia and was also Chief Executive Officer of Emgesa. He holds a degree in civil engineering from Universidad de Santiago.

Rodolfo Nieto, the External Affairs Manager, joined Endesa-Chile in October 2000. He has also served as the Press Chief for Enersis and Elesur. Mr. Nieto holds a degree in journalism from Universidad de Chile.

Claudio Iglesis, the Generation Manager, joined Endesa-Chile in 1982. He has been Chief Executive Officer of Emgesa, Betania and CBA. Mr. Iglesis was director of CAMMESA and Chairman of the AGEERA in Argentina. He holds a degree in electric civil engineering from Universidad de Chile.

DESCRIPTION OF THE NOTES

The new notes are to be issued under an Indenture dated as of January 1, 1997, (the "Indenture"), between Endesa-Chile and The Chase Manhattan Bank, as trustee (the "Trustee"). The following summary of certain provisions of the Indenture and the new notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, and the form of certificate evidencing the notes. Copies of the form of Indenture and the form of certificate evidencing the notes are available upon request from Endesa-Chile. Capitalized terms and some of the other terms used but not defined in the following description of the new notes have the respective meanings specified in the Indenture. As used in the following description of the new notes, the terms "Endesa-Chile," "we," "our" and "us" mean Empresa Nacional de Electricidad S.A., excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries, and the term "notes" means the new notes being offered in this exchange offer.

General

The Indenture provides that Endesa-Chile may issue debt securities (the "debt securities") thereunder from time to time in one or more series and permits Endesa-Chile to establish the terms of each series of debt securities at the time of issuance. The Indenture does not limit the aggregate amount of debt securities that may be issued by Endesa-Chile under the Indenture.

The notes will constitute two separate series of debt securities under the Indenture, initially limited to US$400 million aggregate principal amount of the 2013 notes and US$200 million aggregate principal amount of the 2015 notes. Under the Indenture, Endesa-Chile may, without the consent of the holders of the notes, "reopen" either series and issue additional notes from time to time in the future. The notes offered by this prospectus and any additional notes we may issue in the future upon such a reopening will constitute two separate series of debt securities under the Indenture. This means that, in circumstances where the Indenture provides for the holders of debt securities of any series to vote or take any action, the 2013 notes, as well as any additional notes that we may issue by reopening the 2013 series, will vote or take that action as a single class, and the 2015 notes, as well as any additional notes that we may issue by reopening the 2015 series, will separately vote or take that action as another single class.

The 2013 notes will mature on August 1, 2013. The 2015 notes will mature on August 1, 2015. The notes will bear interest from the last day on which interest was paid on the old notes, and if no interest was paid on the old notes, from July 23, 2003, at the rate of 8.350% per annum for the 2013 notes and 8.625% per annum for the 2015 notes, payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 2004, to the persons in whose names the notes are registered, subject to certain exceptions as provided in the Indenture, at the close of business on January 15 or July 15, as the case may be, immediately preceding such February 1 or August 1. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The notes will be unsecured and unsubordinated obligations of Endesa-Chile. The notes will not be obligations of or guaranteed by any of our subsidiaries. See "—Ranking of Notes; Holding Company Structure" below.

The notes will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by Endesa-Chile at the option of the holders. The notes will be subject to redemption at the option of Endesa-Chile as described below under "—Optional Redemption for Changes in Chilean or Cayman Islands Tax Law."

The notes will be issued only in fully registered form without coupons, in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof. The notes will be denominated and payable in US dollars.

The notes will initially be represented by global notes (as defined below) in book-entry form. Holders of interests in global notes will not be entitled to received notes in definitive certificated form registered in their names except in the limited circumstances described below. See "—Book-Entry System; Delivery and Form."

The principal of and premium, if any, and interest on the notes will be payable at the office or agency maintained by Endesa-Chile for that purpose in the Borough of Manhattan, The City of New York;

provided that payments of interest may be made at the option of Endesa-Chile by check mailed to the address of the persons entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States; and provided, further, that payments on global notes will be made to The Depository Trust Company, as Depositary (the "Depositary"), or its nominee. The office or agency initially maintained by Endesa-Chile for the foregoing purposes shall be the office of the Trustee in New York City designated for such purpose. No service charge shall be made for any registration of transfer or exchange of notes, but Endesa-Chile may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

If any interest payment date, redemption date or maturity date of any of the notes is not a Business Day at any Place of Payment, then payment of principal, premium, if any, and interest need not be made at such Place of Payment on such date but may be made on the next succeeding Business Day at such Place of Payment, and no interest will accrue on the amount so payable for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

Endesa-Chile will not be required to issue, register the transfer of or exchange notes during the period beginning at the opening of business 15 days before any selection of notes to be redeemed and ending at the close of business on the day of that selection.

Ranking Of Notes

The notes will be direct unsecured and unconditional general obligations exclusively of Endesa-Chile and will not be obligations of any subsidiaries of Endesa-Chile. Endesa-Chile conducts a substantial part of its operations through subsidiaries. Substantially all of Endesa-Chile's operating assets are owned by its subsidiaries, effectively subordinating the notes to all existing and future liabilities (including indebtedness, trade payables, and tax, lease and letter of credit obligations) of its subsidiaries. Therefore, Endesa-Chile's rights and the rights of its creditors, including holders of the notes, to participate in the assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, including creditors of Endesa-Chile that enjoy the benefit of guaranties issued by such subsidiaries, except to the extent that Endesa-Chile may be a creditor with recognized claims against the subsidiary, in which case Endesa-Chile's claims would still be effectively subordinated to any third party security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any liabilities of the subsidiary senior to those held by Endesa-Chile.

Our consolidated subsidiaries had US$2,237 million of debt (excluding debt owed to Endesa-Chile and other intercompany debt) outstanding as of March 31, 2003, including US$170 million of debt which was repaid on April 30, 2003. Although Endesa-Chile's credit facilities impose limitations on the incurrence of additional indebtedness by Endesa-Chile and its subsidiaries, Endesa-Chile and its subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

The notes will also be junior in right of payment to Endesa-Chile's secured creditors to the extent of their collateral. As of March 31, 2003, Endesa-Chile, excluding its subsidiaries and its equity affiliates, had US$1,940 million of debt outstanding, none of which was secured. Of the US$2,237 million of debt owed to third parties by our consolidated subsidiaries as of March 31, 2003, approximately US$360 million was secured by liens or other security interests in assets of our subsidiaries. We guaranteed approximately US$1,856 million of outstanding subsidiary debt as of March 31, 2003 of which US$1,222 million corresponds to amounts Endesa-Chile guarantees for its wholly owned finance subsidiary, Endesa-Chile Internacional. As of March 31, 2003, the only outstanding Endesa-Chile indebtedness guaranteed by its subsidiaries was US$743 million of our indebtedness under the Endesa-Chile facility.

Highly Leveraged Transactions

The Indenture does not include any debt covenants or other provisions which afford debt holders protection in the event of a highly leveraged transaction.

Payment Of Additional Amounts

All payments under the notes will be made without withholding or deduction for or on account of, any present or future taxes, penalties, duties, fines, assessments or other governmental charges (or interest on any of the foregoing) of whatsoever nature (collectively, "Taxes") imposed, levied, collected, withheld or assessed by, within or on behalf of the Republic of Chile or Cayman Islands or any political subdivision or governmental authority thereof or therein having power to tax, unless such withholding or deduction is required by law. In such event Endesa-Chile will pay to each holder such additional amounts ("Additional Amounts") as may be necessary to ensure that the net amount received by the holders of the notes after such withholding or deduction shall equal the amounts of principal and interest that would have been receivable in respect of the notes in the absence of such withholding or deduction. However, the obligation to pay Additional Amounts shall not apply to: (i) any Taxes that would not have been imposed but for (a) the presentation of a note where presentation is required for payment more than 30 days after the later of the date on which such payment first became due and if the full amount payable has not been received in the place of payment by the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holders by the Trustee, except to the extent that the holder of such note would have been entitled to such Additional Amounts on presenting such note for payment on the last day of such period of 30 days; (b) the existence of any present or former, direct or indirect, connection between the holder (or between a fiduciary, settler, beneficiary, member or shareholder of the holder, if the holder is an estate, a trust, a partnership, a limited liability company or a corporation) and the Republic of Chile or Cayman Islands (or any political subdivision or governmental authority thereof or therein), other than the mere holding of such note or the receipt of principal, interest or other amounts in respect thereof; or (c) any combination of (a) and (b) above.

Endesa-Chile will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in the Republic of Chile from the execution, delivery, enforcement or registration of the notes or any other document or instrument in relation thereto, except as described above under "—General" and has agreed to indemnify the holders of the notes for any such taxes, charges or similar levies paid by holders. See "Taxation—Chilean Taxation."

Wherever there is mentioned, under this caption "Description of the Notes," in any context, the payment of principal of, or premium, if any, or interest on, or any other amount payable on or with respect to, any notes (including, without limitation, any Additional Interest payable pursuant to the Registration Rights Agreement), such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Indenture provides that the covenants described above under this caption "—Payment of Additional Amounts" shall survive any termination, defeasance, covenant defeasance or discharge of the Indenture and shall survive the repayment of all or any of the notes.

Optional Redemption For Changes In Chilean Or Cayman Islands Tax Law

Endesa-Chile may redeem the notes as a whole, but not in part, upon giving not less than 30 nor more than 60 days' notice to the holders of the notes at their principal amount, together with interest accrued to the date fixed for redemption, if (i) Endesa-Chile certifies to the Trustee immediately prior to the giving of such notice that either it has or will become obligated to pay Additional Amounts with respect to the notes in excess of Additional Amounts that would be payable if payments of interest on the notes were subject to a 4% withholding tax ("Excess Additional Amount") as a result of any change in or amendment to the laws or regulations of the Republic of Chile, Cayman Islands or any political subdivision or governmental authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment occurs after the date of issuance of the notes, and (ii) such obligations cannot be avoided by Endesa-Chile taking reasonable measures available to it; provided, however, that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which Endesa-Chile would be obligated to pay such Excess Additional Amounts if a payment in respect of the notes were then due. Prior to the giving of any notice of redemption described in this paragraph, Endesa-Chile shall deliver to the Trustee an Officers' Certificate stating that Endesa-Chile is entitled to effect such redemption in accordance with the terms set forth in the Indenture and setting forth in reasonable detail a statement of the facts relating thereto (together with a written Opinion of Counsel to the effect that Endesa-Chile has become obligated to pay such Excess

Additional Amounts as a result of a change or amendment described above and that Endesa-Chile cannot avoid payment of such Excess Additional Amounts, by taking reasonable measures available to it and that all governmental approvals necessary for Endesa-Chile to effect such redemption have been obtained and are in full force and effect or specifying any such necessary approvals that as of the date of such opinion have not been obtained).

Redemption

Except as described above under "—Optional Redemption for Changes in Chilean or Cayman Islands Tax Law," the notes may not be redeemed by Endesa-Chile prior to maturity.

Unless Endesa-Chile defaults in payment of the redemption price, on and after the redemption date for notes of a particular series, interest will cease to accrue on the notes of the series called for redemption.

Certain Covenants Of Endesa-Chile

The Indenture contains, among others, the following covenants:

Limitation on Liens.    Endesa-Chile will not, nor will it permit any Subsidiary to, issue, assume or guarantee any Indebtedness, if such Indebtedness is secured by a Lien upon any Specified Property now owned or hereafter acquired, unless, concurrently with the issuance, assumption or guarantee of such Indebtedness, the notes shall be secured equally and ratably with (or prior to) such Indebtedness; provided, however, that the foregoing restriction shall not apply to:

(1)	any Lien on any property acquired, constructed or improved by Endesa-Chile or any Subsidiary which is created, incurred or assumed contemporaneously with, or within one year after, such acquisition (or in the case of any such property constructed or improved, after the completion or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of any part of the purchase price of such property or the costs of such construction or improvement (including costs such as escalation, interest during construction and finance costs); provided that in the case of any such construction or improvement the Lien shall not apply to any such property theretofore owned by Endesa-Chile or any Subsidiary, other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

(2)	any Lien on any property existing at the time of acquisition thereof and which is not created as a result of or in connection with or in anticipation of such acquisition (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such property and is otherwise permitted by paragraph (1) above);

(3)	any Lien on any property of a corporation which is merged with or into Endesa-Chile or a Subsidiary or any Lien existing on property of a corporation which existed at the time such corporation becomes a Subsidiary and, in either such case, which is not created as a result of or in connection with or in anticipation of any such transaction (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such corporation and is otherwise permitted by paragraph (1) above);

(4)	any Lien which secures only Indebtedness owing by a Subsidiary to Endesa-Chile, to one or more Subsidiaries or to Endesa-Chile and one or more Subsidiaries; and

(5)	any extension, renewal or replacement (or successive extensions, renewals, or replacements), in whole or in part, of any Lien referred to in foregoing clauses (1) through (4) inclusive; provided,however, that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

Endesa-Chile or any Subsidiary, however, may issue, assume or guarantee Indebtedness secured by a Lien which would otherwise be prohibited under the provisions of the Indenture described in this section or enter into Sale and Lease-Back Transactions that would otherwise be prohibited by the provisions of the Indenture described below under "—Limitations on Sale and Lease-Back Transactions"; provided that the aggregate amount of such Indebtedness of Endesa-Chile and its Subsidiaries together with the aggregate Attributable Value of all such Sale and Lease-Back Transactions of the Issuer and its Subsidiaries at any time outstanding shall not exceed the sum of (x) 10% of Consolidated Net Tangible Assets at the time any such Indebtedness is issued, assumed or guaranteed by Endesa-Chile or any Subsidiary or at the time any such Sale and Lease-Back Transaction is entered into plus (y) the aggregate amount of any such Indebtedness that is Chilean Bank Indebtedness, up to an additional 5% of Consolidated Net Tangible Assets at such time.

Limitations on Sale and Lease-Back Transactions.    Neither Endesa-Chile nor any Subsidiary may enter into any Sale and Lease-Back Transaction with respect to any Specified Property, unless either (x) Endesa-Chile or such Subsidiary would be entitled pursuant to the provisions of the Indenture described above under "—Limitations on Liens" to issue, assume or guarantee Indebtedness secured by a Lien on such Specified Property without equally and ratably securing the notes or (y) Endesa-Chile or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Specified Property so leased, to the retirement, within one year after the effective date of such Sale and Lease-Back Transaction, of Indebtedness of Endesa-Chile ranking at least on a parity with the notes and owing to a Person other than Endesa-Chile or any Affiliate of Endesa-Chile or to the construction or improvement of real property or personal property used by Endesa-Chile or any Subsidiary in the ordinary course of business. The restrictions set forth in the preceding sentence will not apply to transactions providing for a lease for a term, including any renewal thereof, of not more than three years.

Certain Definitions.    The following terms have the following definitions in the Indenture:

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

"Attributable Value" means, as to any particular lease under which Endesa-Chile or any Subsidiary is at any time liable as lessee and any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such date at a rate per annum equivalent to the interest rate inherent in such lease (as determined in good faith by the Issuer in accordance with generally accepted financial practice).

"Chilean Bank Indebtedness" means any Indebtedness of Endesa-Chile or any of its Subsidiaries to any bank in Chile with respect to which, as a result of Chilean banking regulations, a Lien in favor of such bank is required to be created.

"Consolidated Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price-level restatement or otherwise) appearing on a consolidated balance sheet of Endesa-Chile and its Subsidiaries, net of all applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of the current liabilities of Endesa-Chile and its Subsidiaries appearing on such balance sheet.

"Indebtedness" means, with respect to any Person (without duplication), (a) any liability of such Person (1) for borrowed money or under any reimbursement obligation relating to a letter of credit, financial bond or similar instrument or agreement, (2) evidenced by a bond, note, debenture or similar instrument or agreement (including a purchase money obligation) given in connection with the acquisition of any business, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business or a performance bond or similar obligation), (3) for the payment of money relating to any obligations under any capital lease of real or personal property or (4) for purposes of the "—Limitations on Liens" and "—Limitations on Sale and Lease-Back Transactions" sections, under any agreement or instrument in respect of an interest rate or currency swap, exchange or hedging transaction or other financial derivatives transaction; (b) any liability of others described in the preceding clause (a) that the Person has guaranteed or that is otherwise its legal liability; and (c) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) and (b) above. For the purpose of determining any particular amount of Indebtedness under this definition, guarantees of (or obligations with respect to letters of credit or financial bonds supporting) Indebtedness otherwise included in the determination of such amount shall also not be included.

"Lien" means any mortgage, pledge, lien, security interest, charge or other encumbrance (including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business).

"Sale and Lease-Back Transaction" means any transaction or series of related transactions pursuant to which Endesa-Chile or any Subsidiary sells or transfers any property to any Person with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

"Significant Subsidiary" means a subsidiary of Endesa-Chile which would be a "significant subsidiary" within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission as in effect on the date of the Indenture, assuming Endesa-Chile is the registrant referred to in such definition.

"Specified Property" means any generation, transformation, transmission or distribution facility of Endesa-Chile or any Subsidiary, whether at the date of the Indenture owned or thereafter acquired, including any land, buildings, structures or machinery and other fixtures that constitute any such facility, or portion thereof.

"Subsidiary" means any corporation or other business entity of which Endesa-Chile owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency).

Delivery of Rule 144A Information.    The Indenture provides that, if Endesa-Chile is not required to file with the Commission information, documents, or reports pursuant to Section 13 or Section 15(d) of the Exchange Act, then it will file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents, and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security of a "foreign private issuer" (as defined in Rule 3b-4 of the General Rules and Regulations under the Exchange Act) listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

The Company will, at the specified office of the Luxembourg paying agent, provide, without charge to any person, at the request of such person, a copy of any or all of the documents referenced in this prospectus.

Events Of Default

An "Event of Default," with respect to the notes is defined in the Indenture as (i) a default in the payment of any principal of the notes when due and payable, whether at maturity, upon redemption or otherwise; (ii) a default in the payment of any interest or any Additional Amounts when due and payable on any notes and the continuance of such default for a period of 30 days; (iii) a default in the performance or observance of any other term, covenant, warranty or obligation of Endesa-Chile in the notes or the Indenture, not otherwise expressly defined as an Event of Default in (i) or (ii) above, and the continuance of such default for more than 60 days after there has been given, by registered or certified mail, to

Endesa-Chile by the Trustee or the holders of at least 25% in aggregate principal amount of notes outstanding, a written notice specifying such default or breach and requiring it to be remedied; (iv) a default by Endesa-Chile or any of its Subsidiaries in the payment of the principal of, or interest on, any note, bond, coupon or other instrument or agreement evidencing or pursuant to which there is outstanding Indebtedness of Endesa-Chile or any of its Subsidiaries, whether such Indebtedness now exists or shall hereafter be created, having an aggregate principal amount exceeding US$30 million (or its equivalent in any other currency or currencies), other than the notes, by Endesa-Chile or any of its Subsidiaries when the Indebtedness shall become due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue for more than the period of grace, if any, originally applicable thereto and the time for payment of such amount has not been expressly extended; or (v) certain events of bankruptcy or insolvency with respect to Endesa-Chile or a Significant Subsidiary.

The Indenture provides that (i) if an Event of Default (other than an Event of Default described in clause (v) above) shall have occurred and be continuing with respect to the notes, either the Trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, may declare the principal amount of all such outstanding notes and all the interest accrued thereon to be due and payable immediately and (ii) if an Event of Default described in clause (v) above shall have occurred, the principal of all such outstanding notes and all the interest accrued thereon shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of the notes. Upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of or any interest on the notes and compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the notes then outstanding.

The Trustee must give to the holders of the notes notice of all uncured defaults known to it with respect to the notes within 30 days after the Trustee becomes aware of such a default (the term default to include the events specified above without notice or grace periods); provided, however, that, except in the case of default in the payment of principal of or any interest or Additional Amounts on, any of the notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the notes.

No holder of any notes may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default with respect to the notes, (b) the holders of not less than 25% in aggregate principal amount of the notes then outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Trustee such reasonable indemnity as the Trustee may require, (d) the Trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of the notes. Such limitations, however, do not apply to any suit instituted by a holder of a note for enforcement of payment of the principal of and any interest on the note on or after the respective due dates expressed in the note.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of the notes, unless such holders shall have offered to the Trustee reasonable indemnity.

Endesa-Chile is required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance.

Modification, Waivers And Meetings

From time to time Endesa-Chile and the Trustee may, without the consent of the holders of notes, amend, waive or supplement the Indenture for certain specific purposes, including, among other things, curing ambiguities, defects or inconsistencies, or making any other provisions with respect to matters or questions arising under the Indenture or the notes or making any other change therein as shall not adversely affect the interest of any holder of the notes.

In addition, with certain exceptions, the Indenture may be modified by Endesa-Chile and the Trustee with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding, but no such modification may be made without the consent of the holder of each outstanding note affected thereby that would (i) change the maturity of any payment of principal of or any installment of interest on any such note, or reduce the principal amount thereof or the interest payable thereon, or change the method of computing the amount of principal thereof or interest payable thereon on any date or change any place of payment where, or the coin or currency in which the principal or interest (including Additional Amounts) on any note are payable, or impair the right of holders to institute suit for the enforcement of any such payment on or after the date due, (ii) reduce the percentage in aggregate principal amount of the outstanding notes, the consent of whose holders is required for any such modification or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, or (iii) modify any of the provisions of certain sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby. The Indenture provides that the notes owned by Endesa-Chile or any Affiliate of Endesa-Chile shall be deemed not to be outstanding for, among other purposes, consenting to any such modification.

Defeasance And Covenant Defeasance

Endesa-Chile may, at its option, at any time upon the satisfaction of certain conditions described below, elect to be discharged from its obligations with respect to the notes ("defeasance"). In general, upon a defeasance, Endesa-Chile shall be deemed to have paid and discharged the entire indebtedness represented by the notes and to have satisfied all of its obligations under the notes and the Indenture except for (i) the rights of holders of the notes to receive, solely from the trust fund established for such purposes as described below, payments in respect of the principal of and interest (including Additional Amounts), on the notes when such payments are due, (ii) certain provisions relating to ownership, registration and transfer of the notes, (iii) the covenant relating to the maintenance of an office or agency in New York City, and (iv) certain provisions relating to the rights, powers, trusts, duties and immunities of the Trustee.

In addition, Endesa-Chile may, at its option, at any time, upon the satisfaction of certain conditions described below, elect to be released with respect to the notes from the covenants described above under the caption "—Covenants" ("covenant defeasance"). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant with respect to the notes will not constitute an Event of Default under the Indenture, and certain other events (not including, among other things, non-payment or bankruptcy and insolvency events) described under "—Events of Default" also will not constitute Events of Default.

In order to cause a defeasance or covenant defeasance with respect to the notes, Endesa-Chile will be required to satisfy, among other conditions, the following: (i) Endesa-Chile shall have irrevocably deposited with the Trustee, cash or U.S. Government Obligations or a combination thereof, sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, and each installment of interest (including Additional Amounts) on, the notes on the Stated Maturity of such principal or installment of interest in accordance with the terms of the notes; (ii) in the case of an election to fully defease the notes, Endesa-Chile shall have delivered to the Trustee an Opinion of Counsel stating that (x) Endesa-Chile has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of the Indenture there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon, such opinion shall confirm that, the holders of the notes will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; (iii) in the case of a covenant defeasance, Endesa-Chile shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the notes will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to United States Federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit and covenant defeasance had not occurred; (iv) no Event of Default, or event which with notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing with respect to the notes, including, with respect to certain events of bankruptcy or insolvency, at any time during the period ending on the 121st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); and (v) Endesa-Chile shall have delivered to the Trustee an Opinion of Counsel to the effect that payment of amounts deposited in trust with the Trustee, as described above, will not be subject to future taxes, duties, fines, penalties, assessments or other governmental charges imposed, levied, collected, withheld or assessed by, within or on behalf of the Republic of Chile or any political subdivision or governmental authority having power to tax, except to the extent that Additional Amounts in respect thereof shall have been deposited in trust with the Trustee as described above.

Consolidation, Merger And Sale Of Assets

Endesa-Chile may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the Republic of Chile, and shall expressly assume, by a supplemental indenture, in form satisfactory to the Trustee, the due and punctual payment of the principal and interest and Additional Amounts, if any, on all the outstanding notes and the performance of every covenant in the Indenture on the part of Endesa-Chile to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) Endesa-Chile shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for Endesa-Chile, as obligor on the notes, with the same effect as if it had been named in the Indenture as such obligor.

Book-Entry System; Delivery And Form

The notes of each series will be issued in the form of one or more global notes in fully registered form, without interest coupons (each, a "global note"). Each global note will be deposited with, or on behalf of, a custodian for The Depository Trust Company, as depositary (the "Depositary") and registered in the name of the Depositary or its nominee. Investors may hold their beneficial interests in a global note directly through the Depositary if they are participants in the Depositary's book-entry system or indirectly through organizations which are participants in such system.

Investors may hold their interest in new notes through any DTC participant or through Euroclear Bank S.A./NV, as operator of the Euroclear System ("Euroclear"), or Clearstream Banking, société anonyme, Luxembourg ("Clearstream Luxembourg"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream Luxembourg will hold such interests in the global notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries. Such depositaries, in turn, will hold such interests in the global notes in customers' securities accounts in the depositaries' names on the books of the Depositary.

Except as set forth below, the global notes may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or its nominee to a successor Depositary or any nominee of such successor. Beneficial interest in global notes may not be exchanged for certificated securities except in the limited circumstances described below.

All interests in the global notes, including those held through Euroclear or Clearstream Luxembourg, may be subject to the procedures and requirements of the Depositary. Those interests held through Euroclear or Clearstream Luxembourg may also be subject to the procedures and requirements to those systems.

Certificated Notes.    The Indenture provides that the global notes will be exchangeable for certificated notes if:

(a) the Depositary notifies Endesa-Chile that it is unwilling or unable to continue as Depositary for the global notes or the Depositary for the global notes ceases to be a clearing agency registered as such under the Exchange Act if so required by the applicable law or regulation, and no successor Depositary for the notes shall have been appointed within 90 days of such notification or of Endesa-Chile becoming aware of the Depositary's ceasing to be so registered, as the case may be;

(b) Endesa-Chile, in its sole discretion, executes and delivers to the Trustee an order to the effect that the global notes shall be so exchangeable; or

(c) an Event of Default has occurred and is continuing with respect to the notes and all principal and accrued interest shall have become immediately due and payable and the Trustee has determined that such notes shall no longer be represented by global notes after being advised by counsel that in connection with such Event of Default it is necessary or appropriate for the Trustee or the holder to obtain possession of the notes.

Upon any such exchange, Endesa-Chile will execute and the Trustee will authenticate and deliver certificated notes in exchange for interests in the global notes. Endesa-Chile anticipates that those certificated notes will be registered in such names as the Depositary instructs the Trustee and that those instructions will be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the global notes.

Book-Entry System.    The Depositary has advised Endesa-Chile that the Depositary is:

•	a limited purpose trust company organized under the New York Banking Law;
•	a "banking organization" within the meaning of the New York Banking Law;
•	a member of the Federal Reserve System;
•	"clearing corporation" within the meaning of the New York Uniform Commercial Code; and
•	"a clearing agency" registered pursuant to the provisions of Section l7A of the Exchange Act.

The Depositary was created to hold notes of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Indirect access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies ("indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of the Depositary only through participants or indirect participants.

Endesa-Chile expects that, upon the issuance of a global note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by such global note to the accounts of participants. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those beneficial interests will be effected only through records maintained by the Depositary (with respect to participants' interests) and participants and indirect participants (with respect to the owners of beneficial interests in the global note other than participants). Likewise, beneficial interests in global note may only be transferred in accordance with the Depositary's procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Luxembourg. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

So long as the Depositary or its nominee is the registered holder of the global notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related notes for all purposes under the Indenture. Except as described herein, owners of beneficial interests in the global notes will not be entitled to have the notes represented by such global notes registered in their names and will not receive or be entitled to receive physical delivery of certificated notes (except in connection with the transfer to an institutional accredited investor). In addition, owners of beneficial interests in the global notes will not be considered to be the owners or registered holders of the notes represented by those beneficial interests under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its beneficial interest, to exercise any right of a registered holder of notes. Endesa-Chile understands that under existing industry practice, in the event that the Depositary is entitled to take any action as the registered holder of a global note, the Depositary would authorize its participants to take such action and that the participants would authorize owners of beneficial interests owning through such participants to take such action or would otherwise act upon the instructions of owners of beneficial interests.

Payment of principal of and premium, if any, and interest on notes represented by a global note registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered holder of such global note. Endesa-Chile expects that the Depositary or its nominee, upon receipt of any payment in respect of a global note, will credit its participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of the Depositary or its nominee. Endesa-Chile also expects that payments by participants and indirect participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices and will be the responsibility of such participants and indirect participants and not of the Depositary. Endesa-Chile will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, ownership of beneficial interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between the Depositary and its participants and indirect participants or the relationship between such participants and indirect participants and the owners of beneficial interests owning through such participants and indirect participants.

Trading.    Transfers between participants in the Depositary will be effected in the ordinary way in accordance with the Depositary's rules and operating procedures and will be settled in same-day funds, while transfers between participants in Euroclear and Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Any cross-market transfer between participants in the Depositary, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through the Depositary in accordance with its rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary. However, such cross-market transfers will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global note in the Depositary, and making or receiving payment in accordance with normal procedures for funds settlement applicable to the Depositary. Participants in Euroclear or Clearstream Luxembourg may not deliver instructions directly to the depositaries for Euroclear or Clcarstream Luxembourg, as the case may be.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing a beneficial interest in a global note from a Depositary participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Luxembourg, as applicable) immediately following the Depositary's settlement date. Credit of such transfer of a beneficial interest in a global note settled during such processing day will be reported to the applicable Euroclear or Clearstream Luxembourg participant on that day. Cash received in

Euroclear or Clearstream Luxembourg as a result of a transfer of a beneficial interest in a global note by or through a Euroclear or Clearstream Luxembourg participant to a Depositary participant will be received with value on the Depositary's settlement date but will be available in the applicable Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following the Depositary's settlement date.

Although Endesa-Chile believes that the Depositary, Euroclear and Clearstream Luxembourg have agreed to the procedures described above in order to facilitate transfers of interests in the global notes among participants of the Depositary, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor Endesa-Chile will have any responsibility for the performance by the Depositary, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this subsection "—Book-Entry System; Delivery and Form" concerning the Depositary, Euroclear and Clearstream Luxembourg and their respective book-entry systems has been obtained from sources that Endesa-Chile believes to be reliable, but Endesa-Chile takes no responsibility for the accuracy thereof.

Governing Law

The Indenture and the notes will be governed by the law of the State of New York.

Consent To Service

Endesa-Chile has designated and appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as its initial authorized agent upon which all writs, process and summonses may be served in any action, suit or proceeding arising out of or relating to the Indenture, the exchange offer or any debt securities that may be instituted in any federal or state court located in the State of New York, or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee under the Indenture) or by any holder or beneficial owner of debt securities, and has agreed that such appointment shall be irrevocable so long as any of the new notes or any of the old notes remain outstanding or until the irrevocable appointment by Endesa-Chile of a successor in The City of New York as its authorized agent for such purpose and the acceptance of such appointment by such successor. Endesa-Chile has consented to the non-exclusive jurisdiction of any court of the State of New York or any United States Federal court sitting in the Borough of Manhattan, The City of New York, New York, United States, and any appellate court from any thereof, and has waived any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with the Indenture or the notes.

Concerning The Trustee

JPMorgan Chase Bank is Trustee under the Indenture.

The Indenture has been qualified under the U.S. Trust Indenture Act of 1939, and the Trustee is eligible to act as trustee for purposes of compliance with such Act.

Notices

Notices to registered holders of the notes will be mailed to them or, if there is more than one holder of any note, to the first named holder of that note at their respective addresses in the register and shall be deemed to have been given on the fourth weekday after the date of mailing. So long as the notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, notices to holders of the notes will be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort). If in the opinion of the Trustee, any such publication is not practicable, notice will be validly given if published in another leading newspaper having general circulation in Europe approved by the Trustee. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of first publication as provided above. Notices required to be given in more than one newspaper shall not be deemed to be given until published in each newspaper.

Luxembourg Paying And Transfer Agent

So long as any notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, we will maintain a paying and transfer agent in Luxembourg. J.P. Morgan Luxembourg S.A., at 5, rue Plaetis, L-2338, Luxembourg, the Grand Duchy of Luxembourg, is the paying and transfer agent in Luxembourg. Transfers of notes may be made at the office of the paying and transfer agent in Luxembourg. Since the notes will be registered notes in book entry form, and certificated notes may only be obtained in certain limited circumstances (see "—Book Entry System: Delivery and Form—Certificated Notes" above), all payments in respect of the notes and transfers of notes will generally be made directly through DTC and its participants. See "—Book Entry System; Delivery and Form," above, for further details.

THE EXCHANGE OFFER

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Offer

We are offering to exchange new 8.350% notes due 2013 registered under the Securities Act for unregistered old 8.350% notes due 2013 and new 8.625% notes due 2015 registered under the Securities Act for unregistered old 8.625% notes due 2015.

In connection with the issuance of the old notes, we entered into a registration rights agreement with Morgan Stanley & Co. Incorporated and Santander Investment Limited, as the representatives of the initial purchasers of the old notes. The following summary of selected provisions of the registration rights agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us upon request. As used in the following description of the registration rights agreement, the terms "Endesa-Chile," "we," "our" and "us" mean Empresa Nacional de Electricidad S.A., acting through Cayman Islands branch, excluding, unless otherwise expressly stated or if the context otherwise requires, its subsidiaries and its proportionate share of unincorporated joint venture interests.

Under the registration rights agreement, we agreed to:

•	prepare and cause to be filed with the U.S. Securities and Exchange Commission (the SEC), no later than 90 days after the date of original issuance of the old notes, a registration statement with respect to the offer by us to holders of the notes, to exchange old 8.350% notes due 2013 for new 8.350% notes due 2013 and old 8.625% notes due 2015 for new 8.625% notes due 2015;
•	use our reasonable best efforts to cause the exchange offer registration statement to be declared effective by the SEC no later than 150 days after the issue date;
•	use our reasonable best efforts to keep the exchange offer registration statement effective until the closing of the exchange offer; and
•	consummate the exchange offer no later than 180 days after the issue date.

The registration rights agreement provides that if we have not consummated the exchange offer within 180 days of the issue date or, if applicable, a shelf registration statement is not declared effective by the SEC by such date, then, in addition to the interest otherwise payable on the notes, additional interest will accrue and be payable on the notes at a rate of 0.50% per annum until that requirement is satisfied.

Any amounts of additional interest due will be payable in cash and will be payable on the same dates on which interest is otherwise payable on the notes and to the same persons who are entitled to receive those payments of interest on the notes. The amount of additional interest payable for any period will be determined by multiplying the additional interest rate (as described above) by the principal amount of the notes and then multiplying that product by a fraction, the numerator of which is the number of days that the additional interest rate was applicable during that period (determined on the basis of a 360-day year comprising twelve 30-day months), and the denominator of which is 360.

We have also agreed to keep the registration statement for the exchange offer effective for not less than 20 business days after the notice of the exchange offer is mailed to holders.

Under the registration rights agreement, our obligations to register the new notes will terminate upon the completion of the exchange offer. However, we will be required to file a "shelf" registration statement for a continuous offering by the holders of the outstanding old notes if:

(i)	we determine that a registered exchange offer is not available or may not be consummated as soon as practicable after expiration of the exchange offer, because it would violate applicable law or applicable interpretations of the staff of the SEC; or

(ii)	if in the opinion of counsel for the initial purchasers a registration statement must be filed and a prospectus must be delivered by the initial purchasers of the old notes to enable them to offer or sell any notes held by them after completion of the exchange offer and constituting an unsold allotment from the initial offering of the notes.

The registration rights agreement contemplates that we will cause the shelf registration statement to be filed as soon as practicable after any such event and to use our reasonable best efforts to have that shelf registration statement declared effective by the SEC. We further agree in the registration rights agreement to use our reasonable best efforts to keep the shelf registration statement continuously effective until the expiration of the period referred to in Rule 144(k) under the Securities Act with respect to the old notes, or until all of the old notes covered by the shelf registration statement have been sold. We will, in the event a shelf registration statement is filed, provide to each holder of an old note copies of the related prospectus and notify each holder when the shelf registration statement becomes effective. A holder that sells old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a current prospectus to purchasers, and will be subject to certain of the civil liability provisions under the Securities Act in connection with these sales. We will be entitled to require any holder that wishes to include notes in a shelf registration statement to furnish us with information regarding that holder and its proposed distribution of the notes, and we may exclude from the shelf registration statement the notes of any holder that does not comply with our request.

The registration rights agreement also provides that, if we are required to file a shelf registration statement, but it is not declared effective by the SEC by January 19, 2004, then the same additional interest of 0.50% per annum discussed above will accrue and be payable on the notes in addition to the interest otherwise payable on the notes until that requirement is satisfied.

If we file the shelf registration statement, we will be entitled from time to time to require holders of old notes to discontinue the sale or other disposition of old notes pursuant to the shelf registration statement, if any event occurs while the shelf registration statement is effective that would make any statement made in the shelf registration statement or the related prospectus untrue in any material respect or which would require us to make any changes in the shelf registration statement or related prospectus in order to make any statement contained in either of these documents not misleading. We may not, however, require the holders of old notes to discontinue the sale or other disposition of notes for more than two periods (neither of which may exceed 30 consecutive days) during any period of 365 consecutive days. We are also entitled to require any participating broker-dealers to discontinue the sale or other disposition of new notes pursuant to this prospectus on the same terms and conditions as those described in this paragraph.

Luxembourg Undertakings

Application has been made to list the new notes on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has been informed of the commencement of the exchange offer and notice of the commencement of the exchange offer will be published in the Luxemburger Wort, a daily newspaper of general circulation in Luxembourg. You may obtain documents relating to the exchange offer at the offices of our paying and transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A., located at 5, rue Plaetis, L-2338 Luxembourg, the Grand Duchy of Luxembourg. If we decide to extend the period for exchanging the notes for exchange notes, we will promptly notify the Luxembourg Stock Exchange and will also publish notice of the same in a daily newspaper of general circulation in Luxembourg. We will prepare a supplement to this prospectus in order to confirm the result of the exchange offer, confirming the nominal amount of notes that were exchanged, the nominal amount of notes that remain outstanding following the exchange offer, if any, and the nominal amount of exchange notes then outstanding, with their ISIN and Common codes. We will notify the Luxembourg Stock Exchange of the results of the exchange offer as soon as it has been completed and will simultaneously publish such notice in a daily newspaper of general circulation in Luxembourg.

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.
•	For each $1,000 principal amount of old notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of new notes.
•	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee's security register with respect to the old notes.
•	The exchange offer expires at 5:00 p.m., New York City time, on October 2, 2003; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term "expiration date" means 5:00 p.m., New York City time, on October 2, 2003 or, if extended by us, the latest time and date to which the exchange offer is extended.
•	As of the date of this prospectus, $400,000,000 in aggregate principal amount of the old 8.350% notes due 2013 and $200,000,000 aggregate principal amount of the old 8.625% notes due 2015 were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.
•	Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions that we describe in the section called "Conditions to the Exchange Offer" below.
•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.
•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.
•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.
•	Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer.
•	Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture and will bear interest at the same rate in effect at the time of original issuance of the notes but, after consummation of the exchange offer, will not be entitled to additional interest or further registration rights under the registration rights agreement.

•	To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the old notes. Old notes that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.
•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC under the Exchange Act.
•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See "—Resales of the New Notes."
•	We will be entitled to close that offer as long as we have accepted all notes validly and lawfully tendered and not withdrawn in accordance with the terms of the exchange offer.

Important rules concerning the exchange offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by Endesa-Chile in its sole discretion, which determination shall be final and binding.
•	We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.
•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.
•	Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.
•	Neither Endesa-Chile, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

If you, as the registered holder of an old note, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to JPMorgan Chase Bank at the address set forth below under "Exchange Agent" on or prior to the expiration date.

In addition,

(1)	certificates for old notes must be received by the exchange agent along with the letter of transmittal, or
(2)	a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent's account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or
(3)	you must comply with the guaranteed delivery procedures described below.

The method of delivery of old notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent to Endesa-Chile.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be medallion guaranteed unless the old notes being surrendered for exchange are tendered

(1)	by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or
(2)	for the account of an eligible institution (as defined below).

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or
•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Endesa-Chile, proper evidence satisfactory to Endesa-Chile of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "Conditions to the Exchange Offer" below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

(1)	certificates for old notes and a properly completed and duly executed letter of transmittal, or
(2)	a timely book-entry confirmation of transfer of old notes into the exchange agent's account at DTC using the book-entry transfer procedures described below and timely receipt by the exchange agent of an agent's message, as described below.

If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

If your old notes are held through DTC, you must complete a form called "instructions to registered holder and/or book-entry participant," which will instruct the DTC participant through whom you hold your old notes of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of old notes until the exchange agent receives a book-entry confirmation and agent's message from DTC with respect to your old notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1)	the tender is made through an eligible institution,
(2)	prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:
•	the name and address of the holder of old notes
•	the amount of old notes tendered
•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and
(3)	the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

You can withdraw your tender of old notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under "Exchange Agent." Any notice of withdrawal must specify:

•	the name of the person having tendered the old notes to be withdrawn;
•	the old notes to be withdrawn;
•	the principal amount of the old notes to be withdrawn;
•	if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder;
•	if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•	if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

JPMorgan Chase Bank has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the following address:

Deliver To:
JPMorgan Chase Bank, Exchange Agent
Institutional Trust Services
4 New York Plaza
15th Floor
New York, NY 10004
Attn: William Potes

Facsimile Transmissions:
212 623 6216

To Confirm by Telephone
or for Information:
212 623 5136

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Information Agent

D.F. King & Co., Inc. has been appointed as the information agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the information agent by contacting the agent as follows:

D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, N.Y. 10005

Banks and Brokerage Firms, Please Call:
212 269 5550

All Others Call Toll-Free:
800 714 3313

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $310,000.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

By participating in this exchange offer and executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old notes represents that:

(1)	it is not our "affiliate", within the meaning of Rule 405 under the Securities Act;
(2)	any new notes received by it will be acquired in the ordinary course of its business;
(3)	it has no arrangement or understanding with any person to participate in the distribution of the old notes or new notes within the meaning of the Securities Act;
(4)	is not engaged in, and does not intend to engage in, the distribution of the new notes within the meaning of the Securities Act;
(5)	if that holder is a broker-dealer, it will receive exchange notes in exchange for notes that were acquired for its own account as a result of market-making activities or other trading activities and it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes; and
(6)	if that holder is a broker-dealer, it did not purchase the notes being tendered in the exchange offer directly from us for resale pursuant to Rule 144A or any other available exemption from registration under the Securities Act.

Any purchaser of old notes who is not able to make these representations is a "restricted holder." As a restricted holder you

(1)	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters referred to above;
(2)	will not be able to tender your old notes in the exchange offer; and
(3)	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless that sale or transfer is made using an exemption from those requirements or in a transaction not subject to the Securities Act.

In addition, in connection with any resales of new notes, any broker-dealer who holds old notes acquired for its own account as a result of market-making or other trading activities and who receives new notes in exchange for such old notes pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the Registration Rights Agreement, for a period of 90 days following the expiration date of the exchange offer, participating broker-dealers will be entitled to use the prospectus contained in the exchange offer registration statement in connection with the resale of exchange notes, subject to exceptions, including our right to suspend the use of that prospectus as described above.

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

EXCHANGE AGENT AND INFORMATION AGENT

We have retained JPMorgan Chase Bank to act as exchange agent and D.F. King & Co. to act as information agent in connection with the exchange offer. As compensation for their services, we will pay the exchange agent and the information agent customary fees. We have also agreed to reimburse the exchange agent and the information agent for their out-of-pocket expenses (including the fees and disbursements of counsel) and to indemnify them against certain liabilities, including liabilities under federal securities laws.

Neither the exchange agent nor the information agent assumes any responsibility for the accuracy or completeness of the information concerning us or our affiliates, the old notes or the new notes contained in this prospectus or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

TAXATION

Unless otherwise specified, the term "notes" as used in this section of the prospectus refers solely to the new notes being offered in this exchange offer.

United States Taxation

The exchange of old note for new note in the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. For such purposes a holder will have the same tax basis and holding period in the new note as it did in the old note at the time of such exchange.

Non-U.S. Taxation

The following discussion summarizes certain material Chilean tax and Cayman Island tax consequences to beneficial owners arising from ownership and disposition of the notes. The summary does nor purport to be a comprehensive description of all potential Chilean tax and Cayman Island tax considerations that may be relevant to owning or disposing of the notes and is not intended as tax advice to any particular investor. This summary does nor describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than Chile and the Cayman Islands. There is currently no income tax treaty between the United States and Chile.

Prospective participants in the exchange offer should consult their own tax advisors as to the Chilean and Cayman Islands or other tax consequences of participation in the exchange offer and ownership and disposition of the notes, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

Chilean Taxation

The following is a general summary of the principal consequences under Chilean tax law with respect to ownership of the notes by a Foreign Holder. It is based on the tax laws of Chile as in effect on the date of this prospectus, as well as regulations, rulings and decisions of Chile available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary. For purposes of this summary, the term "Foreign Holder" means either (1) in the case of an individual, a person who is not resident in Chile (for purposes of Chilean taxation, an individual holder is resident in Chile if he has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years); or (2) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or a permanent establishment of such entity in Chile.

However, we will make payments of interest or premiums in respect of the notes to Foreign Holders through our Cayman Islands branch. Chilean tax law generally exempts such payments to Foreign Holders through our Cayman Islands branch from the Chilean interest withholding tax. If Chilean tax law were to change in this respect, it could subject payments of interest or premiums in respect of the notes, even if made through our Cayman Islands branch, to the 4% or 35% tax withholdings described below. Payments of interest or premiums, if any, made in respect of the notes by us, directly from Chile, to a Foreign Holder would be subject to Chilean interest withholding tax at a rate of 4% or 35%.

We have agreed, subject to specific exceptions and limitations, to pay to the holders of the notes Additional Amounts in respect of the Chilean withholding taxes mentioned above in order that the interest or premium, if any, the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such withholding. If we pay Additional Amounts in respect of such Chilean withholding taxes, any refunds of such Additional Amounts will be for the account of Endesa-Chile. See "Description of the Notes—Payment of Additional Amounts."

Under existing Chilean law and regulations, a Foreign Holder will not be subject to any Chilean taxes in respect of payments of principal on the notes made by Endesa-Chile.

The Chilean Income Tax Law provides that a Foreign Holder is subject to income tax on his Chilean source income. For this purpose, Chilean source income means earnings from activities performed in

Chile or from the sale, disposition or other transactions in connection with assets or goods located in Chile. Therefore, any capital gains realized on the sale or other disposition by a Foreign Holder of the notes generally will not be subject to any Chilean taxes provided that such sales or other dispositions occur outside of Chile.

A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless notes held by a Foreign Holder are either located in Chile at the time of such Foreign Holder's death, or, if the notes are not located in Chile at the time of a Foreign Holder's death, if such notes were purchased or acquired with monies obtained from Chilean sources. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes upon issuance of the notes. However, to seek enforcement in Chile of any action brought with respect to the notes, a stamp tax of 1.608% on the aggregate principal amount of the notes would have to be paid.

We have agreed, subject to specific exceptions and limitations, to pay to the holders of the notes any present or future stamp, court or documentary taxes, charges or levies that arise in the Republic of Chile from the execution, delivery, enforcement or registration of the notes or any other document or instrument in relation thereto and has agreed to indemnify holders of notes for any such taxes, charges or similar levies paid by holders. See "Description of the Notes—Payment of Additional Amounts."

Cayman Islands Taxation

The following summary is based upon the tax laws of the Cayman Islands as in effect on the date hereof and, except as provided below, is subject to any change in Cayman Islands law that may come into effect after such date.

Payments of principal and interest in respect of the notes will not be subject to taxation in the Cayman Islands and no withholding will be required on such payments to any holder of notes. Gains derived from the sale of the notes will not be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance or gift tax.

The holder of any note (or the legal personal representative of such holder) whose note is brought into the Cayman Islands may in certain circumstances be liable to pay stamp duty imposed under the laws of the Cayman Islands in respect of such note.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. For a period of 90 days following the expiration date of the exchange offer, participating broker-dealers will be entitled to use this prospectus in connection with the resale of new notes, subject to our right to suspend the use of this prospectus if any event occurs while the registration statement for this exchange offer is effective that would make any statement made in the registration statement or this prospectus untrue in any material respect or which would require us to make any changes in the registration statement or prospectus in order to make any statement contained in either of these documents not misleading.

We will not receive any proceeds from any sale of new notes by broker-dealers.

New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

•	in the over-the-counter market;
•	in negotiated transactions;
•	through the writing of options on the new notes; or
•	a combination of those methods of resale;

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made

•	directly to purchasers; or
•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

GENERAL INFORMATION

Luxembourg Listing

Application has been made to list the notes on the Luxembourg Stock Exchange. Prior to such listing on the Luxembourg Stock Exchange, a legal notice relating to the issue of the notes and the bylaws of the Endesa-Chile (Estatutos Sociales) will be deposited with the Registre de Commerce de Société à Luxembourg, where such documents may be examined or copies obtained. Copies of our bylaws, the Indenture, the Registration Rights Agreement, and the consolidated financial statements, including quarterly interim financial statements, will be available during the term of the notes in the city of Luxembourg at the office of Dexia Banque Internationale à Luxembourg, the listing agent for the notes on the Luxembourg Stock Exchange, and at the addresses of the Luxembourg paying agent set forth on the back cover of this prospectus. We do not prepare non-consolidated financial statements. We will maintain a paying and transfer agent in Luxembourg for so long as any old notes or new notes are listed on the Luxembourg Stock Exchange.

No Material Adverse Change

Since December 31, 2002, the date of the latest audited financial statements, contained in our 2002 Form 20-F, there has been no material adverse change in our condition, financial or otherwise, or in our earnings, operations, business affairs or business prospects, which is not otherwise disclosed or incorporated by reference in this prospectus. Other than as described herein, we are not involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the exchange offer or the new notes or which would materially and adversely affect our ability to meet our obligations under the new notes, and, so far as we are aware, no such litigation, arbitration or administrative proceedings are pending or threatened.

Authorization

Endesa-Chile was established as a corporation (sociedad anómina) under the laws of Chile on December 1, 1943. The issue and offering were authorized by resolution of the Board of Directors adopted on June 20, 2003.

Clearing Systems

The new notes have been accepted for clearance through Euroclear and Clearstream under Common Code 017598180 for the new 8.350% notes due 2013 and 017598198 for the new 8.625% notes due 2015. The CUSIP (CINS) number for the new 2013 Global Note is 29245S AC 6 and for the new 2015 Global Note is 29245S AD 4. The ISIN number for the new 2013 Global Note is US29245SAC61 and for the new 2015 Global Note is US29245SAD45.

LEGAL MATTERS

Davis Polk & Wardwell, New York, New York, special United States counsel for us, will opine for us on whether the new notes are valid and binding obligations of Endesa-Chile as a matter of New York law. Certain legal matters governed by Chilean law will be passed upon for Endesa-Chile by Carlos Martin, General Counsel for Endesa-Chile. Davis Polk & Wardwell will rely, without investigation, upon Carlos Martin as to all matters governed by Chilean law. Certain legal matters governed by Cayman Islands law will be passed upon for us by Maples and Calder, Cayman Island counsel for us.

EXPERTS

The consolidated financial statements of Endesa-Chile and subsidiaries at December 31, 2002, and for the year then ended, appearing in the Company's Form 20-F for 2002 and incorporated by reference in this Registration Statement have been audited by Ernst & Young Servicios Profesionales de Auditoría y Asesoría Limitada ("Ernst & Young Ltda."), independent auditors and a member firm of Ernst &

Young Global, as set forth in their report thereon incorporated by reference elsewhere herein which, are based in part on the reports of Deloitte & Touche, independent auditors. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of Endesa Argentina S.A., Endesa Colombia S.A., Centrais Elétricas Cachoeira Dourada S.A., and CIEN – Companhia de Interconexão Energética, as of December 31, 2002, and for the year then ended (consolidated with those of Endesa-Chile and not presented separately), have been audited by Deloitte & Co. S.R.L., Deloitte Colombia Ltda., and Deloitte & Touche Tohmatsu, respectively, independent auditors, as stated in their reports incorporated by reference from the 2002 Form 20-F of Endesa-Chile (the report on Endesa Argentina S.A. expresses an unqualified opinion and includes an explanatory paragraph referring to the instability of the economic and political situation in Argentina; the reports on Centrais Eletricas Cachoeira Dourada S.A. and CIEN – Companhia de Interconexão Energética express an unqualified opinion and include explanatory paragraphs referring to energy sale and purchase transactions in the electric energy wholesale market).

The financial statements of Endesa-Chile and its consolidated subsidiaries, except Endesa Argentina S.A. and its subsidiaries and Endesa Colombia S.A. and its subsidiaries, as of and for each of the two years in the period ended December 31, 2001, incorporated by reference from the 2002 Form 20-F of Endesa-Chile have been audited by Deloitte & Touche as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the instability of the economic and political situation in Argentina).

The financial statements of Endesa Argentina S.A. and its subsidiaries and Endesa Colombia S.A. and its subsidiaries, as of and for each of the two years in the period ended December 31, 2001 (consolidated with those of Endesa-Chile and not presented separately), have been audited by a member firm of a worldwide organization that has ceased operations and another that has ceased to exist, as stated in their reports incorporated by reference from the 2002 Form 20-F of Endesa-Chile for the year ended December 31, 2002 (the report on Endesa Argentina S.A. expresses an unqualified opinion and includes an explanatory paragraph referring to the instability of the economic and political situation in Argentina).

We have not been able to obtain, after reasonable efforts, the written consent of either Pistrelli, Diaz y Asociados Firma Miembro de Andersen or Arthur Andersen y Cia. Ltda to our naming them in this prospectus as having certified the consolidated financial statements as required by Section 7 of the Securities Act. Accordingly, we have dispensed with the requirement to file each of its consents in reliance upon Rule 437a of the Securities Act. Because neither Pistrelli, Diaz y Asociados nor Arthur Andersen y Cia. has consented to the inclusion of its report in this prospectus, you may have no effective remedy against either Pistrelli, Diaz y Asociados or Arthur Andersen y Cia. under Section 11 of the Securities Act for any untrue statements of a material fact contained in the applicable financial statements audited by Pistrelli, Diaz y Asociados and Arthur Andersen y Cia., or any omissions to state a material fact required to be stated therein. In addition, the ability of each of Pistrelli, Diaz y Asociados and Arthur Andersen y Cia. to satisfy any claims (including claims arising from their provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen.

PUBLIC DOCUMENTS

The information presented herein and identified as having been extracted from publications of the NEC or CDEC has been presented on the authority of such public documents.

REGISTERED HEAD OFFICE
Empresa Nacional de Electricidad S.A. Santa Rosa 76 Santiago Chile

INDEPENDENT AUDITORS
Ernst & Young Ltda. Huérfanos 770, 19th Floor Santiago, Chile

EXCHANGE AGENT, TRUSTEE, REGISTRAR, TRANSFER AGENT AND PAYING AGENT
JPMorgan Chase Bank Institutional Trust Services 4 New York Plaza 15th Floor New York, NY 10004 United States of America

INFORMATION AGENT
D.F. King & Co., Inc. 48 Wall Street 22nd Floor New York, NY 10005 United States of America

LUXEMBOURG REGISTRAR, TRANSFER AGENT AND PAYING AGENT
J.P. Morgan Bank Luxembourg S.A. 5, rue Plaetis L-2338 Luxembourg The Grand Duchy of Luxembourg

LEGAL ADVISORS TO THE ISSUER
As to U.S. Law Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 United States of America	As to Cayman Islands Law Maples and Calder Ugland House South Church Street, George Town Grand Cayman Cayman Islands

CUSTODIAN'S AGENT LUXEMBOURG LISTING AGENT
Dexia Banque Internationale à Luxembourg 69, Route d'Esch L-1470 Luxembourg The Grand Duchy of Luxembourg

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

ENDESA, S.A., the largest electricity generation and distribution company in Spain, which, as of the date of this prospectus, owned a 65.1% beneficial interest in ENERSIS S.A., a holding company engaged in generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, which in turn, as of the date of this prospectus, beneficially owned 60.0% of the outstanding capital stock of Empresa Nacional de Electricidad S.A., maintains an insurance policy for Empresa Nacional de Electricidad S.A.. Under this policy coverage is provided to Empresa Nacional de Electricidad S.A.'s directors and executive officers against losses arising from claims made by minority shareholders by reason of breach of duty or other errors, omissions and wrongful acts, other than those acts knowingly and intentionally committed wrongfully.

Item 21.    Exhibits and Financial Statement Schedules

See Exhibit Index.

Item 22.    Undertakings

(a) The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes:

(1) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and

(2) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, Empresa Nacional de Electricidad S.A. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santiago, Chile on September 3, 2003.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
By:	/s/ Alejandro González
Name: Alejandro González Title: Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alejandro González, Chief Financial Officer, and Carlos Martin, General Counsel, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Héctor López	Chief Executive Officer	September 3, 2003

Héctor López

/s/ Alejandro González	Chief Financial Officer	September 3, 2003

Alejandro González

/s/ Maurilio Salgado	Principal Accounting Officer	September 3, 2003

Maurilio Salgado

/s/ Luis Rivera	Chairman	September 3, 2003

Luis Rivera

Vice Chairman

Antonio Pareja

/s/ Ignacio Blanco	Director	September 3, 2003

Ignacio Blanco

/s/ Leonidas Vial	Director	September 3, 2003

Leonidas Vial

/s/ Jaime Bauzá	Director	September 3, 2003

Jaime Bauzá

Director

Carlos Torres

/s/ José María Hidalgo	Director	September 3, 2003

José María Hidalgo

Director

Andrés Regué

/s/ Antonio Tuset	Director	September 3, 2003

Antonio Tuset

/s/ Donald J. Puglisi	Authorized Representative in the United States	September 3, 2003

Donald J. Puglisi

EXHIBIT INDEX

Exhibit No.	Document
*3	By-Laws (Estatutos Sociales) (incorporated by reference to Exhibits 1.1 (in Spanish) and 1.2 (in English translation) to our 2002 annual report on Form 20-F filed June 30, 2003)
*4	Indenture, dated as of January 1, 1997 between Empresa Nacional de Electricidad S.A. and the Trustee (incorporated by reference to Exhibit 4.1 to our Amendment No. 1 to Form F-3 Registration Statement filed on January 17, 1997 with file number 333-6256)
5.1	Opinion of Davis Polk & Wardwell with respect to the new notes
5.2	Opinion of Carlos Martin Vergara, general counsel of Endesa-Chile, with respect to the new notes
*10.1	Credit Agreement among Endesa-Chile, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Dresdner Kleinwort Wasserstein Securities LLC, Santander Central Hispano Investment Securities Inc, various lenders and Citibank N.A. as administrative agent, dated May 12, 2003 (incorporated by reference to Exhibit 4.1 to our 2002 annual report on Form 20-F filed June 30, 2003)
10.2	Registration Rights Agreement dated as of July 23 2003 between Empresa Nacional de Electricidad S.A. and Morgan Stanley & Co. Incorporated and Santander Investment Limited as representatives of the Initial Purchasers
12	Computation of Ratio of Earnings to Fixed Charges
*21	Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to our 2002 annual report on Form 20-F filed June 30, 2003)
23.1	Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1)
23.2	Consent of Ernst & Young Servicios Profesionales de Auditoría y Asesoría Limitada
23.3	Consent of Deloitte & Touche, Santiago, Chile
23.4	Consent of Deloitte Colombia Ltda.
23.5	Consent of Deloitte Touche Tohmatsu, Rio de Janeiro, Brazil with respect to Centrais Eletricas Cachoeira Dourada S.A.
23.6	Consent of Deloitte & Touche Tohmotsu, Rio de Janeiro, Brazil with respect to CIEN - Companhia de Interconexao Energetica S.A.
23.7	Consent of Deloitte & Co. S.R.L., Buenos Aires, Argentina
24	Power of Attorney (included on signature page)
25	Statement of Eligibility of JPMorgan Chase Bank, as Trustee, on Form T-1
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Form of Letter to Clients
99.4	Form of Letter to Nominees
99.5	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner

*	Incorporated by reference.